FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank
Interim Financial Report
30 June 2017

August 2017

Certification of the Board of Directors

on the financial statements as at 30 June 2017

Certification of Chairman, Chief Executive Officer and a member of the Board of Directors pursuant to Article 5 of Law 3556/07, as in force.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The interim financial statements for the 6-month period ended 30 June 2017 has been prepared in accordance with the current accounting standards and present a true and fair view of the Statement of Financial Position, Income Statement, Statement of Comprehensive Income, Statement of Changes in Equity and Cash Flow Statement of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors report for the 6-month period ended 30 June 2017 truly and fairly presents all information required by Article 5, Para 6 of Law 3556/07, as in force.

Athens, 31 August 2017

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE BOD MEMBER

PANAYOTIS (TAKIS) – ARISTIDIS A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	CLAUDE EDGAR L.G. PIRET

Board of Directors Report

on the financial statements as at 30 June 2017

Financial & Macroeconomic environment

The global economic growth is picking up pace in 2017, albeit the balance of risks remains skewed to the downside

The global economic recovery continues in the first half of 2017, albeit the structure of growth is shifting among major economies. That said, improved euro area and emerging markets growth, mainly driven by fiscal and monetary policy support in China, counterbalanced modest United States (“U.S.”) growth during the first half of the year. In the details, the negative contribution from inventories in the first quarter, as well as a significant slowdown of private consumption took their toll in the U.S. economic activity. However, the economy gathered momentum in the second quarter amid a pick-up in consumer spending.  As a result, real Gross Domestic Product (“GDP”) increased by 2.6% q-o-q saar (quarter on-quarter “q-o-q” seasonally adjusted annual rate) from 1.2% q-o-q saar in the first quarter of 2017.

In the euro area, the economy continued to surprise to the upside. Real GDP increased by 2.5% q-o-q saar in the second quarter of 2017 from 2.0% q-o-q saar in the first quarter of 2017. Activity remains strong, due to resilient private consumption amid increasing labour market income, as well as robust business investment. In Japan, real GDP increased by a solid 4.0% q-o-q saar in the second quarter of 2017 from 1.5% q-o-q saar in the first quarter of 2017. Above-trend growth will likely be sustained due to fiscal support and a favourable external environment. Finally, Chinese real GDP growth accelerated slightly to 6.9% year-over-year (“y-o-y”) in the first half of 2017 from 6.8% y-o-y in the second half of 2016 reflecting front-loaded public investment. Nevertheless, the gradual and structural transition of the Chinese economy toward a more sustainable, albeit lower, pace of growth will continue (the Government’s target for 2017 is “around 6.5%”).

Financial markets demonstrated reassuring resilience in the first half of the year. Global equity prices in many advanced economies moved higher with banks at the forefront, particularly in the euro area, by finding support from continued monetary stimulus and strong corporate profitability (S&P500: +8.2%, Eurostoxx50: +4.6% in H1:17). At the same time, implied equity market volatility remained at historic low levels. High-rated nominal sovereign bond yields diverged significantly across majors. On the one hand, U.S. Treasury 10-Year Yields declined by 14 basis points (“bps”) to 2.31% as expectations linked with probable fiscal stimulus under the new U.S. Administration have waned considerably. On the other hand, German 10-Year Bund Yields increased materially by +26 bps to 0.47% reflecting strong growth, declining safe-haven demand and expectations for a gradual slowdown in the European Central Bank’s (“ECB”) quantitative easing policies. Global corporate credit spreads, both Investment Grade and High Yield, narrowed compared with end-2016 as global recession risks have subsidized and investors’ search for yield continued. Finally, the euro foreign exchange had appreciated by 8.6% against the U.S. Dollar in the first half of the year. In nominal effective terms, the euro had appreciated by 3.5% against the currencies of the euro area’s major trading partners since the start of the year, due to strong economic activity, higher nominal yields and lessening European political uncertainty. Note that entering the third quarter of the year, global equity prices have remained at elevated levels despite a modest pick-up in policy uncertainty (S&P500: +0.1% to 2426, Eurostoxx50: +0.1% to 3446 compared with end-June 2017), whereas government bond yields have declined further in the US by 11 bps to 2.20% and the euro exchange rate has continued to appreciate (as of 18 August 2017).

Monetary policies in advanced economies remain supportive, although a gradual removal of accommodation endures in the course of 2017. The U.S. Federal Reserve (“Fed”) has increased the target for the federal funds interest rate by a cumulative 50 basis points to the range of 1.0%-1.25% as of July 2017, communicating a gradual and data-dependent tightening path going forward. The Fed continued the policy of reinvesting principal payments and to roll-over maturing U.S. Treasuries and agency mortgage backed securities (“MBSs”), albeit it aims to start passively downsizing its balance sheet “relatively soon”, according to the July 2017 meeting statement. On the other side of the Atlantic, the ECB has kept its benchmark policy interest rates unchanged at 0.0% (main refinancing rate) and -0.4% (deposit facility rate) during 2017. At the same time, the ECB continues its asset purchase programme albeit at a reduced pace from April 2017, of EUR 60 billion per month, as deflationary concerns in the euro area economy have diminished. Finally, the Bank of Japan (“BoJ”) continues the aggressive expansion of its balance sheet mainly through purchases of Government bonds at an annual pace of JPY 80 trillion and equity exchange-traded funds’ (“ETFs”) purchases of JPY 6 trillion per annum. At the same time, the BoJ targets 10 year Japanese government bond yields to remain around zero percent under its “yield curve control” framework, in order to foster growth and achieve its inflation target of 2%.

The Greek economy stabilized in 2016 despite the considerable fiscal headwinds and shows signs of recovery since early 2017

The Greek economy stabilized in 2016 with GDP remaining flat on an annual basis (0.0%, y-o-y in constant prices, Source: EL.STAT., Quarterly National Accounts Press Release, June 2017), over performing compared to official forecasts for an annual recession of 0.3% (Sources: Ministry of Finance, State Budget 2017, November 2016 and EU Commission, Autumn Forecast, November 2016). GDP growth entered positive territory in Q1:2017 (+0.4%, y-o-y, Source: EL.STAT., Quarterly National Accounts Press Release, June 2017), supported by resilient private consumption and a pick-up in investment spending. This rather favorable GDP outcome occurred in a challenging environment of still high uncertainty related to prolonged negotiations with official lenders for the completion of the second review of the third financial support program for Greece (the “Third Program”), slowly improving liquidity conditions - partly related to a sharper than expected fiscal tightening that underpinned the fiscal over performance in 2016 and in the first half of 2017 (see reference below) - and a marginal loosening of capital controls during 2016.

As regards the progress in the Third Program implementation and disbursements of related financing the Hellenic Republic, by implementing the policy measures agreed with official lenders, received €21.4 billion of Third Program financing between August and

December 2015 related to the first tranche of the financial support under the Third Program, including €5.4 billion for bank recapitalization (Source: European Stability Mechanism (“ESM”), Press Release, 22 December 2015). After the successful evaluation of Greece’s progress in implementing agreed actions and reforms under the first review of the Third Program - and the concomitant approval by the Eurogroup on 25 May 2016 in liaison with the ECB and the Board of Governors of the ESM - Greece and the European Commission signed a Supplemental Memorandum of Understanding (on 16 June 2016) which updated the conditionality of the Memorandum of Understanding of August 2015, as well as reviewed the progress in the implementation of the Third Program (Source: EU Commission, Supplemental Memorandum of Understanding, 16 June 2016). The completion of the first review led to the disbursement of the second tranche that amounted to €10.3 billion in several instalments between June and October 2016. More specifically, €7.5 billion were disbursed in June 2016 for debt servicing needs and arrears clearance, whereas the remaining instalments of €1.1 billion and €1.7 billion were released in October 2016 following positive reporting by the European institutions for the clearance of net arrears and the successful completion of a number of milestones (Source: ESM, FAQ on decisions concerning Greece at Eurogroup meeting on 25 May 2016, 3 June 2016).

The legislation and implementation by the Greek government of a new set of fiscal and structural policies and a list of related prior actions led in late May and early June 2017 to a positive assessment by the International Monetary Fund (“IMF”), ECB and the European Union (collectively, the “Institutions”) of the progress in completing the second review of the Third Program, which has been confirmed by the Eurogroup of 15 June 2017 (Source: Eurogroup Statement, 15 June 2017). Accordingly, the Institutions decided the disbursement of the third tranche of the ESM Program amounting to €8.5 billion “to cover current financing needs, arrears clearing, and possibly room to start building up a cash buffer” (Source: Eurogroup Statement, 15 June 2017). The amount has been planned to be released in various instalments. More specifically, the first installment of this tranche has already taken place (on 10 July 2017), following the ESM Board approval on 7 July 2017, and amounts to €7.7 billion, of which €6.9 billion to be used to repay maturing debt and the remaining €0.8 billion for arrears clearance. There will be another instalment for arrears clearance in the amount of €0.8 billion, that is expected to take place after the summer of 2017, under the condition that Greece will contribute with its own resources to the arrears clearance effort as agreed with the Institutions (Source: ESM, Press Release, 7 July 2017).

Against this backdrop, business sentiment showed a steady improvement in the first semester of 2017. The inflows of the Third Program funding, a considerable improvement in labor market conditions and a positive impact of increasing cashless payments on registered economic activity, supported consumer spending in the official economy (+1.4% y-o-y in FY:2016 and +1.7%, y-o-y in Q1:2017, Source: EL.STAT., Quarterly National Accounts Press Release, June 2017). Moreover, gross fixed capital formation stabilised in FY:2016 (+0.0% y-o-y) and recorded a healthy annual growth of 11.2% in Q1:2017, mainly reflecting higher spending on transportation equipment and especially merchant ships (Source: EL.STAT., Quarterly Gross fixed capital formation by Asset, Chain-linked volumes, reference year 2010, 1st Quarter 2017). On the same note, deflation pressures receded, with the GDP deflator increasing by 0.1%, y-o-y, in FY:2016 and by 0.5%, y-o-y, in Q1:2017, following an annual average decline of 1.5% in 2012-2015 (Source: EL.STAT. Quarterly National Accounts Press Release, June 2017).

Developments in the business sector, as reflected by the path of related conjunctural and forward looking indicators of business activity, in the first semester of 2017, have been supportive of the resilience of the export-oriented business activity. Accordingly, in the first semester of 2017 manufacturing production increased by 4.2%, y-o-y, on the back of solid production growth in export oriented sectors (such as food, oil products, basic metals, chemicals and non-metallic mineral products), following an expansion of 4.2%, y-o-y, in FY:2016 — the largest since 2007 (Source: EL.STAT., Monthly evolution of the industrial production index (2010=100.0), Provisional Data, January 2017 - June 2017).

Residential construction declined further (-11.2%, y-o-y, in Q1:2017, following a decline of -12.6%, y-o-y, in FY:2016, according to the relevant national accounts data, (Source: EL.STAT., Quarterly Gross fixed capital formation by Asset, Chain-linked volumes, reference year 2010, 1st Quarter 2017), whereas the pace of adjustment in house prices slowed significantly during 2016, to -1.0%, y-o-y, in Q4:2016 from -5.2%, y-o-y, in Q4:2015, albeit recording a small acceleration to -1.8%, y-o-y, in Q1:2017, showing high sensitivity to tight liquidity conditions and prolonged negotiations for completing the second review of the Program. Prices of prime commercial spaces also tend to stabilize (0.1%, y-o-y, on average, in H2:2016, latest available data), with a marginal increase in rents in premium spaces recorded during this period (Source: Bank of Greece, Bulletin of Conjunctural Indicators, May-June 2017). Elevated tax pressure, liquidity factors and the still high supply overhang continue to impede the recovery process in the residential market.

The current account in the first five months of 2017 was 0.1% of GDP lower than in the same period in 2016, mainly due to higher services exports. This trend is expected to gain further traction in the following months as the support from tourism activity will come to the fore, given the increasing trend in tourist arrivals (10.5%, y-o-y, in the first semester of 2017 (Source: Bank of Greece, Press Releases, Balance of Payments, December 2015, December 2016 and May 2017and SETE, International Air Arrivals, January-June 2017 ).

The Greek labor market showed further improvement in the first five months of 2017, with employment expanding by +1.7%, y-o-y, following a solid +2.0% y-o-y, on average, in 2016. The unemployment rate declined a five year low of 21.7% in May 2017 from 23.4% in December 2016 (Source: EL.STAT., Labor Force Survey, Employment status and unemployment rate, January 2004 - May 2017).

Deflationary trends reversed course by end-2016, along with a reversal of negative base effects on energy prices in this period, with CPI inflation at +1.3% y-o-y the first semester of 2017 (Source: EL.STAT., Press Releases, Consumer Price Index, June 2017). Accordingly, core inflation averaged at -0.1%, y-o-y, in FY:2016 and increased by 0.2% y-o-y in Q2:2017 (Source: NBG estimates based on Bank of Greece methodology).

On the fiscal front, Greece has over performed in comparison with the Third Program target in 2016, for a second consecutive year, following the achievement of a primary surplus of 0.5% of GDP in General Government budget in 2015 compared to a targeted deficit of

0.25%. More specifically, the General Government Primary Surplus excluding the net fiscal impact of banking system support reached €6.9 billion (3.9% of GDP in 2016) over performing strongly compared to the upwardly revised Government budget target of 1.1% of GDP. The primary surplus according to the Program definition reached 4.2% of GDP in 2016 compared with a Program target of 0.5% of GDP for the same year (Sources: Ministry of Finance, State Budget 2017, November 2016 and Medium Term Fiscal Strategy 2018-2021, May 2017).

State Budget implementation continues to over perform, compared with the upwardly revised target of Medium-term-fiscal strategy “MTFS” for 2018-2021, in the first six months of 2017, with the primary surplus exceeding target by €1.5 billion. More specifically, the primary surplus reached 1.1% of GDP, exceeding the respective target by 0.9% of GDP, mainly due to tighter-than-budgeted restraint in primary spending (0.7% of GDP below the six-month target). Tax revenue trends are also improving in the six months of 2017, exceeding the respective target by almost 0.3% of GDP, mainly due to an overperformance in indirect tax revenue (0.2% of GDP higher than the six-month target or +2.4%, y-o-y). The above developments increase the credibility of the adjustment effort for 2017, when the respective Third Program target of an annual primary surplus of General Government is 1.75% of GDP, (Sources: Ministry of Finance, State Budget Execution, Monthly Bulletin, June 2017 & European Commission, Supplementary Memorandum of Understanding, 16 June 2017). An ambitious post-program fiscal package, comprising income tax reform and a new round of interventions in the pension system, was legislated in May 2017 in the context of prior actions for completing the 2nd review. This package delivers net savings of 2% of GDP, which are planned to underpin the credibility of fiscal targets post-2018. The package also contains a set of contingent expansionary measures aiming to support economic efficiency, tax competitiveness and an enhancement of the social safety net, provided that the agreed medium-term targets are met.

The General government debt to GDP ratio reached 179.0 % in 2016 and is estimated to peak in the first semester of 2017 and begin to decline to 176.4% and follow a downward trend by end-2017 onwards according to Greek Government’s and European Commission’s forecasts (Sources: Ministry of Finance, Medium Term Fiscal Strategy 2018-2021, May 2017).

The Eurogroup of 5 December 2016 endorsed the implementation since early 2017 of a first set of short-term debt relief measures agreed in principle in the Eurogroup meetings of 9 May and 25 May 2016, when the Eurozone countries stated that they stand ready to consider, if necessary, “possible additional debt measures aiming at ensuring that Greece’s refinancing needs are kept at sustainable levels in the long run. The Eurogroup also agreed to establish a benchmark for assessing sustainability of the Greek debt, based on the Hellenic Republic’s annual gross financing needs “GFNs” related to the servicing costs of the Hellenic Republic’s total debt. The Eurogroup statement had foreseen a sequenced approach, whereby a package of debt measures could be phased in progressively, as necessary to meet the agreed benchmark on gross financing needs and subject to the pre-defined conditionality of the ESM program. In this context, the Eurogroup of 9 May 2016 outlined the following general guiding principles for a potential provision of additional relief in Greece’s public debt servicing burden: (a) facilitating market access; (b) smoothing the repayment profile; (c) incentivizing the country’s adjustment process even after the program ends; and (d) flexibility to accommodate uncertain GDP growth and interest rate developments in the future. The new debt measures have been planned to include, inter alia, a smoothening of payment profiles and design of other debt-management and re-profiling measures in the short, medium and long-run aiming at extending further the effective maturities, lower medium-to-longer-term debt servicing costs and effectively reduce the net present value of the outstanding Greek debt (Sources: Eurogroup Statement, 9 May 2016, 25 May 2016 and 5 December 2016).

According to ESM estimates, the prospective benefit from the implementation of the above short-term debt relief measures on Greece’s gross public debt is estimated at 20 percentage points of GDP by 2060, while contribute to a reduction of the longer-term financing needs of the Greek State closer to sustainability threshold - decided by the Eurogroup - of 15% of GDP during the post-program period until 2040 and the vicinity of 20% of GDP post 2040 under two of the four alternative scenarios of the EU Commission’s updated debt sustainability analysis “DSA” (Source: European Commission, Compliance Report of the third economic adjustment program for Greece, June 2017) .

The Eurogroup of 15 June 2017 repeated the assessment of debt sustainability on the basis of gross financing needs (“GFN”) and stated that it stands ready to implement a second set of debt measures to the extent needed to meet the GFN objectives. These measures will be implemented at the end of the Program in 2018, conditional upon its successful implementation and their “exact calibration will be confirmed at the end of the Program by the Eurogroup on the basis of an updated DSA” (Source: Eurogroup Statement, 15 June 2017).

These additional measures will permit, inter alia, the transfer of Agreement on Net Financial Assets (“ANFA”) and Securities Market Program (“SMP”) profits to Greece, liability management operations within the current ESM program, extension of the weighted average maturities and a further deferral of European Financial Stability Facility (“EFSF”) interest and amortization by up to 15 years. In order to take into account possible differences between GDP growth assumptions and actual growth developments over the post-program period, “the EFSF re-profiling could be recalibrated according to an operational growth-adjustment mechanism to be agreed”. This mechanism will be fully specified as part of the medium-term debt relief measures, following the successful implementation of the ESM program. According to the Eurogroup statement, these additional measures “shall not lead to additional costs for other beneficiary Member States”, while future liability management operations within the current ESM Program shall take “due account of the exceptionally high burden of some Member States”. For the long term, the Eurogroup recalled the May 2016 agreement that “in the case of an unexpectedly more adverse scenario, a contingency mechanism on debt could be activated. The activation of this mechanism would be considered, subject to a decision by the Eurogroup, and could entail measures such as a further EFSF re-profiling and capping and deferral of interest payments” (Source: Eurogroup Statement, 15 June 2017).

The Executive Board of the IMF approved in principle on 20 July 2017 a precautionary Stand-By Arrangement (“SBA”) for Greece amounting to 1.3 billion special drawing rights “SDR” (about €1.6 billion). According to the IMF, this arrangement “will become effective only after the Fund receives specific and credible assurances from Greece’s European partners to ensure debt sustainability, and provided that Greece’s economic program remains on track”. The IMF acknowledges that the newly-legislated measures for broadening the income-tax base and reforming pension spending are critical to rebalancing the budget toward more growth-friendly policies and that they will help achieve an ambitious primary surplus target of 3.5% of GDP. However, the IMF considers that this fiscal target should be reduced to a more sustainable level of 1.5% of GDP “as soon as possible, to create fiscal space” for promoting economic growth and social cohesion through efficiency increasing policies (Source: IMF, Press Release No. 17/294, 20 July 2017).

The IMF statement concludes that despite the significant progress on the structural front, Greece’s overarching challenge remains the liberalization of restrictions that impair its investment climate and that “even with full program implementation, Greece will not be able to restore debt sustainability and needs further debt relief from its European partners. A debt strategy anchored in more realistic assumptions needs to be agreed. Effectiveness of the new Stand-By Arrangement is contingent on this agreement on debt” (Source: IMF, Press Release No. 17/294, 20 July 2017).

The Greek banking system remained in deleveraging mode in the first six months of 2017 with the pace of deleveraging showing some first signs of deceleration since end-2016. Lending to private sector contracted by 1.3%, y-o-y in June 2017 from -1.5% y-o-y in December 2016, with loans to households declining by 2.5% in June 2017 versus 2.8%, y-o-y, in December 2016. Corporate credit has shown signs of stabilization (+0.4% y-o-y in May 2017 and 0.0%, y-o-y, in December 2016 compared with a contraction of -1.2%, y-o-y, in December 2015), albeit recording a small contraction of -0.3%, y-o-y, in June 2017. Private sector deposits increased by €4.2 billion, cumulatively in 2016, with household deposits increasing by €2.6 billion and corporate deposits by €1.6 billion, reflecting, inter alia, the improvement of the economic sentiment and concomitant decline in private sector’s holdings of euro notes from the historical highs of 2015. However, private sector deposits declined again by €1.0 billion in January-June 2017, due to a decline in household deposits, which continue to be adversely affected by the high fiscal pressure (Source: Bank of Greece, Monetary and Banking Statistics). Accordingly, the Greek banking system’s financing from the Eurosystem (including the Emergency Liquidity Assistance (“ELA”)) decreased to €54.3 billion in June 2017 and by €72.3 billion cumulatively since its peak in June 2015, with the ELA dependence contracting by €48.8 billion in this period (Source: Bank of Greece, Monthly Balance Sheet, June 2015 and June 2017), also assisted by a re-opening of the interbank market (an increase of €16.3 billion in net financing in May 2017) and further deleveraging, which contributed to a reduction of the banking system’s funding gap (Source: Bank of Greece, Overview of the Greek Financial System, July 2017, in Greek).

Greek sovereign bond valuations showed a notable improvement in Q2:2017 (a decline of 200 bps in 10-year Greek government bond yield “GGB” between end-March and end-June 2017 to 5.4% from 7.4% in March 2017 and 7.3% in December 2016), reflecting a positive market assessment of the fiscal over performance and progress on the completion of the 2nd review. The completion of the review and the provision by Eurogroup on 15 June 2017 of further detail on the medium and longer-term strategy for ensuring sovereign debt-servicing sustainability lowered further sovereign bond yield bringing the 10-year GGB yield at a 7 1/2 -year low and contributed to a notable decline of the yields at shorter maturities (Source: Bloomberg). On 25 July 2017, the Hellenic Republic successfully issued through syndication a new 5-year benchmark bond, alongside a tender to buy back an outstanding 5-year bond issued in 2014. This was the first attempt in 3 years to tap markets, and the total amount raised was €3.0 billion, with the coupon set at 4.375% and the implied yield at 4.625% (Source: Athex Exchange Group, Press Release “The Hellenic Republic announces the pricing of its new 2022 Notes”, 25 July 2017).

Against this backdrop, on 23 June 2017, Moody’s upgraded Greece’s sovereign bond rating to ‘Caa2’ and changed the outlook to positive, reflecting its view that the prospects for a successful conclusion of Greece’s Third Program have improved, a development that raises the likelihood of provisions of additional debt relief by the official lenders (Source: Moody’s press release on Greek Sovereign outlook —). On 18 August 2017 Fitch Global Ratings upgraded Greece’s sovereign rating by two notches to B- and revised outlook to positive.  S&P also revised its outlook to positive on 21 July 2017. The key drivers for the rating agencies decisions were declining uncertainty, recovering economic growth, improving fiscal credibility, alongside improving prospects for the provision of further official debt relief (S&P and Fitch - Source: S&P press releases on Greek Sovereign outlook). Greece’s sovereign debt rating has been already increased by Standard & Poor’s (“S&P”), by one notch to ‘B-’ on 22 January 2016 with a stable outlook, referring to the milder than expected recession and the progress made in fiscal and reform targets of the Third Program as the key determinants of its rating decision.

The Macroeconomic Environment and the Banking Services Sector in South Eastern Europe-5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania, and Serbia)(1)

There was a broad-based improvement in the performance and fundamentals of the economies and the banking sectors of SEE-5 in the first half of 2017. Indeed, economic activity gained momentum, fiscal consolidation continued and banking sector profitability strengthened, while the current account deficit stabilised and inflation accelerated.

Real GDP growth accelerated to a post-global crisis high of 4.6% in the first quarter of this year from 4.0% y-o-y in the same period a year earlier,(2) despite a tighter fiscal stance. Note that the fiscal deficit narrowed to 1.7% of GDP in the first quarter of this year from 1.9% in the same period a year earlier, on a 4-quarter rolling basis(3). The acceleration in economic activity was supported by private consumption and exports(2). Stronger real disposable income, mainly reflecting improving labour market conditions, combined with recovering credit activity, boosted private consumption. Buoyant external demand, mainly from the recovering economies of the European Union — SEE-5’s major trading partner — underpinned exports.

(1)  Source: Published data from the Central Banks and the National Statistical Agencies of the related countries and processed by NBG. The SEE-5 weighted averages are based on NBG estimates of nominal EUR GDP in each country

(2)  Source: Published data from the National Statistical Agencies of the related countries and processed by NBG

(3)  Source: Published data from the Ministries of Finance of the related countries and processed by NBG

Looking ahead, economic activity is set to keep momentum during the rest of the year, with the drag on activity from net exports, reflecting higher imports, being offset by stronger domestic demand. The latter should be supported inter alia by a more accommodative policy mix, continued improvement in labour market conditions and sustained recovery in credit activity. We foresee the full-year GDP growth largely surpassing its long-term potential of c. 3.0%, standing at a 9-year high of 4.8% this year(4) against 4.2% in 2016(2).

On a negative note, headline inflation rose sharply, yet to a still moderate level of 1.5% y-o-y in June from -0.6% y-o-y in the same month a year earlier(2), due to unfavourable global oil prices (the average price of the Brent Barrel retreated by 4.8% y-o-y in June compared with a decline of 21.7% in the same month a year earlier in EUR terms)(5) and higher imported inflation.

Importantly, despite a very unfavourable energy bill (the average price of the Brent Barrel surged by 52.8% y-o-y in the first four months of this year compared with a sharp decline of 34.4% y-o-y in the same period a year earlier in EUR terms) (5) and stronger domestic demand, the current account deficit in April remained unchanged from the same month a year earlier, standing at the manageable level of 2.1% of GDP on a 12-month rolling basis,(6) underpinned by the rebound in external demand. Equally important, the quality of financing of the current account gap remained sound. Indeed, non-debt generating foreign direct investments continued to more than cover the current account deficit for the fourth year in a row (134.4% in April on a 12-month rolling basis).(6)

Amid a favorable operating environment, the fundamentals and the performance of the SEE-5 banking sector also improved in the first quarter of this year. Indeed, the bottom line rose to an estimated €2,541 million (annualised) in the first quarter of this year from €2,274 million (annualised) in the same quarter a year earlier and €1,953 million in full-year 2016 (6). This performance was underpinned by lower provisions for bad loans, in line with the moderation of the ratio of problematic loans to total gross loans (ranging between 6.4% in FYROM and 17.4% in Albania in the first quarter of this year and 10.9% in FYROM and 20.9% in Serbia a year earlier).(6) Moreover, the capital adequacy ratio improved further (ranging between 15.4% in FYROM and 22.7% in Bulgaria in the first quarter of this year and 15.8% in FYROM and 22.9% in Bulgaria a year ago).(6) The improved asset quality and solvency bode well for a strong rebound in lending activity in the near future, in view of the region’s low penetration rate (loan-to-GDP ratios ranged between 28.0% in Romania and 53.0% in Bulgaria in May), especially in the retail segment (retail lending-to-GDP ratios ranged between 11.4% in Albania and 21.9% in FYROM in May) (6) and adequate liquidity (the SEE-5 average loan-to-deposit ratio eased further to 84.8% in May from 90.8% in the same month a year earlier — well below its pre-global financial crisis high of 133.7%).(6)

There are, however, downside risks to the SEE-5 positive outlook, stemming from: i) tighter-than-expected global liquidity conditions, as further policy rate adjustment by the Fed might be on the agenda if growth and inflation pick up in response to the fiscal policies under Trump administration; ii) weaker-than-expected economic activity in the region’s main trading, investing and financing partner — the euro area — in the event of increased protectionism by the new U.S. administration; and iii) deteriorating investor confidence in the event of renewed domestic political uncertainty and subsequently policy slippage.

Anticipated developments (risk and uncertainties)

Looking forward in 2017, the growth rate of the global economy is expected to pick up pace to 3.5% year over year (according to IMF World Economic Outlook, July 2017) from 3.2% year over year in 2016. However, there are essential downside risks surrounding the outlook. A rising protectionism sentiment could hurt global trade and growth prospects, while political and geopolitical risks (North Korea, Middle East, Ukraine/Russian clash) could derail the global recovery. In that respect, European political uncertainty abated following the outcome of the French elections, but could re-surface due to “Brexit” negotiations as the UK triggered the Article 50 of the Treaty of the European Union in March 2017, starting a two-year countdown for its withdrawal. Moreover, the possibility of an anti-establishment, Eurosceptic Government in Italy following early general elections in 2017 or (by law) in 2018 is likely to add to political uncertainty.

In addition, noticeable stress in European banks amid unresolved legacy issues (e.g. non-performing exposures) and weak profitability could reignite the euro area sovereign cum banking crisis. Moreover, tighter global financial market conditions —possibly also triggered by a reassessment of the U.S. Federal Reserve interest rate tightening cycle - could result in rising risk premia across major asset classes leading to heightening financial market volatility.

Finally, in China, authorities’ efforts to address financial risks and curb excess credit could result to a sharper than expected slowdown of the Chinese economy that could bear negative repercussions in both emerging and advanced economies through confidence and currency channels, commodity prices, as well as global trade.

As regards Greece, the official projections for a solid economic recovery in 2017 and 2018 of 2.1% and 2.6% y-o-y respectively, on average (Sources: EU Commission Spring Forecast, April 2017 and IMF World Economic Outlook, April 2017) with the Greek Government’s forecasts included in the MTFS for 2018-2021 being somewhat more conservative (1.8% and 2.4%, y-o-y, in 2017 and 2018 respectively, as well as 2.4%, y-o-y, on average in 2019-2021), are expected to be primarily based on the improving conditions in specific segments of the business sector that survived the crisis, a sustainable increase in employment and a bottoming of hourly wages which will result into higher disposable income.

The recovery is expected to gain traction over the course of 2017 supported by: i) improving sentiment compared to the previous year; ii) positive tourism contribution — pick-up in tourism revenue (0.9% y-o-y in the first five months of 2017, Source: Bank Of Greece, Press Release, Balance of Payments, May 2017), as well as tourism arrivals growth (of 2.4%, y-o-y, in the first five months of 2017, Source: Bank

(4)  Source: NBG forecast

(5)  Source: Reuters and NBG calculations

(6)  Published data from the Central Banks of the related countries and processed by NBG of Greece, Press Release, Developments in the balance of travel services: May 2017) and improving goods’ export trends (+8.6%,y-o-y, excluding oil products, in the first five months of 2017, Source: Bank Of Greece, Press Release, Balance of Payments, May 2017), iii) accelerating business and public investment activity supported by inflows of program funding for arrears clearance and EU structural funds, iv) a further normalization in liquidity conditions (reflecting, inter alia, additional progress in the clearance of government arrears), which has already become evident in the improved pricing of large Greek corporates’ debt issuance in the first semester of 2017 and v) an expected further easing of capital controls.

Completed disposals of subsidiaries

Sale of NBG’s Bulgarian subsidiaries United Bulgarian Bank A.D. (“UBB”) and Interlease E.A.D.

On 30 December 2016 NBG entered into a definitive agreement with KBC for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D. The agreed consideration for the transaction amounted to €610 million.

With the successful completion of the transaction on 14 June 2017, Group’s Common Equity Tier 1 (“CET1”) ratio increased by 74 bps.

Agreed disposals of subsidiaries

Sale of South African Bank of Athens Ltd (“S.A.B.A.”) to AFGRI Holdings Proprietary Limited (“AFGRI”)

On 22 December 2016 the Group entered into a definitive agreement with AFGRI, a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to ZAR 279 million.

Closing of the transaction is subject to customary regulatory and other approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal (already received) and is expected to close within the second semester of 2017.

Sale of the majority equity holding in Ethniki Hellenic General Insurance S.A. (“Ethniki Insurance”) to EXIN Financial Services Holding B.V. (“EXIN”)

On 27 June 2017, the NBG’s Board of Directors approved the divestiture of a 75.00% stake in Ethniki Insurance to EXIN and the establishment of an exclusive bancassurance agreement, which will govern the distribution of products of Ethniki Insurance via the NBG network. The agreed consideration for the Ethniki Insurance Transaction amounts to €718 million. NBG and EXIN also entered into a shareholders’ agreement, which will govern their respective ownership and control of Ethniki Insurance. The related agreement was signed on 29 June 2017.

NBG retains a 25.00% stake is in line with the spirit of partnership that will govern NBG’s relationship with EXIN going forward.

Closing of the Transaction is subject to the approval from the relevant Competition Authorities and the Bank of Greece and is expected to close by the end of 2017.

Sale of Banca Romaneasca (“BROM”) to OTP Bank Romania (“OTP”)

On 27 July 2017, the Group entered into a definitive agreement with OTP Bank Romania (“OTP”) for the divestment to OTP of its 99.28% stake in its Romanian subsidiary Banca Romaneasca (“BROM”) for an agreed consideration of €72 million and of a portfolio of Romanian-risk corporate loans (together the “BROM Transaction”). By taking into account the repayment of the intra-group debt, the BROM Transaction is expected to strengthen Bank’s liquidity position by c. €650 million.

Closing of the transaction is subject to approval from the National Bank of Hungary, the National Bank of Romania and anti-trust approvals.

Sale of Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”), NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade to OTP Banka Srbija a.d. Novi Sad

On 4 August 2017, the Group entered into a definitive agreement with OTP Banka Srbija a.d. Novi Sad (“OTP Serbia”) for the divestment to OTP Serbia of its 100% stake in its Serbian subsidiaries Vojvodjanska Banka AD and NBG Leasing d.o.o. for an agreed consideration of €125 million and of a portfolio of Serbian-risk corporate loans (together the “Vojvodjanska Transaction”). By taking into account the repayment of the intra-group debt, the Vojvodjanska Transaction is expected to strengthen Bank’s liquidity position by c. €280 million.

Closing of the above transaction is subject to approval from the National Bank of Hungary, the National Bank of Serbia, the General Council of the Hellenic Financial Stability Fund and anti-trust approvals.

The total impact on the Group’s CET1 ratio from the completion of the above transactions (S.A.B.A., BROM, Ethniki Insurance and Vojvodjanska) is estimated at positive c. 170 bps, of which negative 38 bps have already been incorporated in the first half of 2017 relating to impairment charges for BROM and Vojvodjanska.

NBG participation in the short term measures of Greek debt restructuring through a Bond Exchange program

As discussed above, on 5 December 2016, Eurogroup endorsed the implementation of the short-term debt relief measures beginning in early 2017 (see “The Greek economy stabilized in 2016 despite the considerable fiscal headwinds and shows signs of recovery since early 2017”). These measures include, among others, a prospective bond exchange of the floating rate notes used for Greek banks’ recapitalization for fixed-rate notes with much longer maturities, with a view to stabilizing interest rates and smoothen the future debt repayments profile for the Greek State. This exchange is effected at the bonds’ carrying amount, therefore, it has no impact on the Bank’s income statement.

In this context, in 2017, from February and up to August, the Bank participated in the Bond Exchange Program with the nominal amounts of €5.7 billion. The outstanding nominal amount of notes eligible for this program is €2.3 billion. In January 2017, before the initiation of the Bond Exchange Program, the Bank disposed of EFSF bonds of nominal value €325 million.

Financial Results

Profitability

Greece:

H1.17 domestic core pre-provision income (“PPI”) reached €448 million from €375 million in H1.16, reflecting mainly an increase in net fee and commission income and a drop in Net Interest Income (“NII”) (-2.0% y-o-y) and in operating expenses (-8.8% y-o-y).

NII amounted to €764 million from €779 million in H1.16, due to deleveraging. The additional EFSF/ESM bond disposals under the ESM bond exchange scheme resulted in NIM improving by 30bps to 304bps in H1.17.

Net fee and commission income in H1.17 fees reached €107 million, up by 81% y-o-y. Net fee growth reflects significant improvements in the Bank’s liquidity profile, allowing for the elimination of Pillar funding costs, resulting into a fee expense saving of €39 million relative to H1.16.

In H1.17, operating expenses settled at €423 million from €464 million in H1.16 or 8.8% lower y-o-y. Cost-to-core income recovered to 48.5% in H1.17 from 55.3% in H1.16. Personnel expenses dropped by 12.6% y-o-y, incorporating the benefit from the December 2016 voluntary exit scheme (“VES”) that involved c10% of the domestic workforce.

H1.17 domestic losses for the period from continuing operations amounted to €73 million from €63 million in H1.16, reflecting mainly the increased loan impairments (+34% y-o-y to €431 million), partially offset by core income recovery (+19% y-o-y).

SE Europe(7):

In SE Europe, the Group recorded profit for the period from continuing operations of €13 million in H1.17 from €21 million in H1.16, incorporating trading and other losses of €3 million in H1.17 against gains of €4 million a year ago.

Non-Performing Exposures (“NPEs”) stock declines for a 5th consecutive quarter

The stock of domestic NPEs contracted for a 5th consecutive quarter (-€2.4 billion y-o-y), reflecting slightly negative NPE formation despite uncertainly in Q2.17 and fully provided write-offs. The Bank has already reduced NPEs by €3.3 billion since end-Q4.15, overshooting the NPE operational target by €0.7 billion agreed with SSM. Notably, the gross NPE reduction before write offs stands at €1.5 billion. The NPE ratio in Greece stands at 45.2% in Q2.17 with coverage of 56.2%.

H1.17 domestic provisioning run rate increased to 276bps from 212bps in FY.16. 90dpd coverage stood at 75.4% in Greece (74.2% at the Group level).

In SE Europe, the 90dpd ratio settled at 34.7% (+268bps y-o-y) with coverage of 54.9% from 54.5% in H1.16.

Liquidity position

Group deposits amounted to €38.3 billion on 30 June 2017 (+1.4% y-o-y), due to  €0.6 billion y-o-y increase of domestic deposits. Notably, since the imposition of capital controls the Bank’s deposit base in Greece has increased by €0.9 billion. In SE Europe deposits decreased by 0.5% y-o-y to €2.1 billion.

(7)  SE Europe includes the Group’s businesses in Cyprus, Albania, the Former Yugoslav Republic of Macedonia and other countries

Following the completion of the sale of UBB & Interlease in mid-June that generated liquidity of €0.8 billion, Eurosystem funding has declined significantly to €6.8 billion in August(8) from €12.3 billion at end-Q4.16, with ELA down by €3.0 billion over the same period to just €2.6 billion with ELA over assets (excluding EFSF & ESM bonds) standing at just 4%. The cash value of excess collateral amounts to €10.1 billion(8). Liquidity stands to improve further with the completion of the recently agreed transactions of NIC, BROM and Vojvodjanska to the tune of c €1.7 billion, reducing ELA exposure by the same amount. The execution of the remaining capital actions, as well as other initiatives, render the target of imminent ELA elimination well within reach.

With ELA exposure at €2.6 billion and Loan to Deposit ratio 85.0% in Greece and 85.5% at Group level, NBG maintains a unique funding advantage and is well positioned to tap domestic economic recovery potential.

Capital position

CET1 ratio stood at 16.5% and at 16.3% on a CRD IV Fully Loaded basis, excluding the impact from the agreed sales of SABA, NIC, BROM and Vojvodjanska.

Excluding completed and agreed transactions, equity of remaining SEE assets to be divested stands at €0.5 billion on RWAs of €2.4 billion.

Going concern

Liquidity

Total Eurosystem funding was significantly reduced as of 30 June 2017 to €8.4 billion (31 December 2016: €12.3 billion), of which €4.6 billion from ECB (31 December 2016: €6.7 billion) and €3.8 billion from ELA (31 December 2016: €5.6 billion). Furthermore, as of 30 June 2017 the Bank had entered into secure interbank transactions with foreign financial institutions of €4.5 billion, while the Bank’s ELA liquidity buffer stood at €9.6 billion (cash value). As of 28 August 2017, Eurosystem funding was further decreased to €6.8 billion, while ELA reduced to €2.6 billion and the liquidity buffer amounted to €10.1 billion (cash value).

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 30 June 2017 was 16.5% (see Note 17).

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) its current access to the Eurosystem facilities, (b) the Bank’s and the Group’s CET1 ratio of 30 June 2017 and (c) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above.

Implementation of the Bank Recovery and Resolution Directive

Greek Law 4335/2015, as in force implements in Greek law Directive 2014/59/EU of 15 May 2014, which provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive” or “BRRD”). The BRRD is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support.

The BRRD contains a broad range of resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that certain required conditions are met, including, inter alia, that an institution is failing or likely to fail and no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a general bail-in tool, which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In cases of an exceptional systemic crisis, extraordinary public financial support may be provided in accordance with the EU state aid framework, as a last resort and subject to additional conditions.

In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). These measures could be applied to certain of the Group’s debt securities under certain conditions. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein. Furthermore, Greek Law 4335/2015 designated the Resolution Leg of Hellenic Deposit and Investment Guarantee Fund (“HDIGF”) as the new National Resolution Fund as far as credit institutions are concerned.

Lastly, it should be noted that Executive Committee Act 111/31.01.2017 of Bank of Greece provides interpretation of the different circumstances when an institution shall be considered as failing or likely to fail regarding the implementation of the obligation of the Board of Directors of the institution to notify the Bank of Greece.

(8)  Data as at 28 August 2017

Restructuring Plan

The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank’s operations are monitored and limited to the operations approved in the 2015 Revised Restructuring Plan, which aims to ensure the Bank’s return to long-term viability.

Revised Restructuring Plan approved by the Directorate General for Competition on 4 December 2015

On 4 December 2015, the European Commission approved the NBG’s Revised Restructuring Plan (2015 Restructuring Plan).

The 2015 Restructuring Plan includes a number of commitments to implement certain measures and actions that have to be completed during the period 2015-2018 (the “Commitments”). The Commitments relate both to domestic and foreign operations of the Group. Differentiations to the restructuring plan approved in July 2014 relate to the deepening of the bank’s operational restructuring, some amendments on commitment’s deadlines, as well as a commitment to further dispose of foreign assets.

For the domestic operations, the Commitments relate to constraining operating expenses, including the number of personnel and branches. Other Commitments relate to monitoring the cost of deposits in Greece, maintaining a level of loans-to-deposits ratio below a maximum ratio, adhering to an investment policy and the divestment from certain domestic non-banking activities.

In particular, the Commitments relate to the following:

•                  Number of branches in Greece: Restriction of the total number of branches in Greece to 540 at the end of 2017 (as of 30 June 2017: 486).

•                  Total Full time equivalent personnel (“FTEs”) in Greece: Restriction of the total number of FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. The Group has proceeded to a significant reduction of FTEs in Greece, including two voluntary exit schemes in 2013 and 2016, through which 3,661 employees left the Bank and certain Greek subsidiaries. As of 30 June 2017, the domestic FTEs were 9,841(9).

•                  Total operating costs in Greece: Restriction of total operating costs in Greece to €961 million for the year 2017. For the period ended 30 June 2017 such costs amounted to €423(1) million (for the year 2016: €931(1) million).

•                  Cost of deposits in Greece: NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is depicted in the Revised Restructuring Plan, in order to regain its profitability in Greece. NBG has already achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

•                  Loans/Deposits: Restriction of the Loan/Deposit ratio in Greece at a maximum of 115% at the end of 2018. As of 30 June 2017 the ratio was 85.0%.

•                  Sale of insurance activities: In June 2017, NBG entered into an agreement with EXIN Financial Services Holding B.V. (“EXIN”) to sell a 75.00% stake in NIC for a total consideration of €718.3 million. NBG will retain a 25.00% stake in NIC.

•                  Reduction of securities portfolio: NBG will reduce its investments in shares, subordinated debt and hybrid securities. More specifically, NBG has proceeded to a significant reduction of its securities portfolio, from €184 million as of 30 June 2013 to €27 million as of 30 June 2017.

•                  Disposal of Private Equity Funds (“Funds”): The disposal was completed on 30 September 2016.

Regarding its international operations, NBG’s Commitments mainly refer to the below:

•                  Sale of Finansbank: On 15 June 2016, NBG completed the sale of 100% of its shareholding in Finansbank. Following the closing, on 15 December 2016, NBG proceeded with the full repayment of the Contingently Convertible Securities (“CoCos”).

•                  Divestment from international operations: NBG will reduce its international activities, by disposing certain subsidiaries and branches. In June 2017, the Bank completed the sale its 99.91% shareholding in UBB (Bulgaria)and its 100% shareholding in Interlease E.A.D. (Bulgaria) to KBC Bank (Belgium). Additionally, in December 2016, NBG entered into a Share Purchase Agreement (“SPA”) for the sale of its subsidiary South African Bank of Athens Ltd (“SABA”). Furthermore in July 2017 and August 2017, NBG entered into SPAs for the sale of 99.28% of its Romanian subsidiary Banca Romaneasca S.A. and its 100.00% Serbian subsidiaries Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade to OTP Bank Plc (Hungary). Closing of the above transactions is expected by the end of 2017, subject to customary regulatory and antitrust approvals.

Other Commitments refer to the following:

•                  Investment policy: NBG will not invest in non-investment grade securities, except for specific cases.

•                  Salary cap: Restriction of the total annual remuneration (including salary, pension contribution and bonus) of any of NBG’s employees to a certain amount.

(9)  Excluding Ethniki Hellenic General Insurance S.A.

•                  Prolongation of Commitments: NBG will continue to implement the Commitments on Corporate Governance and Commercial Operations, as submitted by the Hellenic Republic on 20 November 2012, until the end of the Restructuring period.

The implementation of the commitments set out in the 2015 Restructuring Plan is monitored by the Monitoring Trustee.

Events after the reporting period

The events after the reporting period are disclosed in Notes 2.2 and 9.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management. Risk management and control forms an integral part of the Group’s commitment to providing continuously high returns to its shareholders.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Credit risk is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk processes established by the subsidiaries are coordinated by the Group Risk Control & Architecture Division (“GRCAD”).

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

•                  Credit limits that aggregate in comparable and meaningful manner different types of exposures, at various levels.

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies.

•                  Internal risk rating systems.

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions.

•                  Periodical and timely remedial actions on deteriorating credits.

•                  Independent, on-going assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.

•                  The use of credit risk mitigation techniques (such as collaterals and guarantees).

•                  The estimation of risk adjusted pricing for most products and services.

Since 2008, the Bank is following the Internal Ratings Approach (“IRB”) for the calculation of capital charges arising from credit risk in its corporate, SME Retail and mortgage portfolios which exceed 80% of its banking book loan exposures on a standalone basis.

Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from the interest rate over-the-counter (“OTC”) and exchange traded derivative transactions, as well as from the trading and available-for-sale (“AFS”) bond portfolios.

The most significant contributor to market risk in the Group is the Bank. More specifically, the Bank is active in the interest rate and cross currency swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes. Additionally, the

Bank retains a portfolio of Greek T-Bills and government bonds and other EU sovereign debt, EFSF bonds, as well as moderate positions in Greek and international corporate bonds.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”) and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as for the hedging of equity risk arising from the Group’s cash positions and equity-linked products offered to its clientele. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division. Apart from the Bank, the foreign exchange risk undertaken by the rest of the Group’s subsidiaries is insignificant.

The Bank, in order to ensure the efficient management of market risk, calculates the Value at Risk (“VaR”) of its Trading and AFS portfolios on a daily basis, along with the VaR per risk type. This has been implemented through RiskWatch by Algorithmics (currently IBM). The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are interest rate, equity and foreign exchange risk.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined based on the Risk Appetite framework of the Bank; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios.

In order to verify the predictive power of the VaR model, which is used for the estimation of market risk, the Bank conducts back-testing on a daily basis. In accordance with the guidelines set out in the Capital Requirements Regulation 575/2013, the calculations only refer to the Bank’s trading portfolio and involve the comparison of the hypothetical and actual daily gains/losses of the portfolio with the respective estimates of the VaR model. Any excess of the hypothetical / actual losses over the VaR estimate is reported to the authorities within five business days.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly basis, on both the Trading and Available for Sale portfolios, based on specific scenarios, depending on the risk factor category (interest rates, stock index prices, exchange rates).

Liquidity Risk

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

The Bank’s executive and senior management has the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee (“BRC”) and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is informed about current liquidity risk exposures, on a daily basis, ensuring that the Group’s liquidity risk profile stays within the approved levels.

In addition, top management receives a liquidity report, on a daily basis, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity. Moreover, the Asset Liability Committee (“ALCO”) monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Loans-to-Deposits ratio is monitored. This ratio stood at 85.0% and 85.5% as of 30 June 2017, on a domestic (Greece) and on a Group level, respectively.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above. In addition to the Bank’s liquidity buffer, the rest of the Group’s subsidiaries maintain a liquidity buffer well above 10% of their total deposits, which ensures their funding self-sufficiency in case of a local crisis.

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding via the Main Refinancing Operations (“MROs”) and the Targeted Longer-term Refinancing Operations (“TLTROs”) with ECB, as well as through the ELA mechanism with the Bank of Greece, and repurchase agreements (repos) with major foreign Financial Institutions (“FIs”). ECB funding and repos with FIs are collateralized mainly by EFSF / ESM bonds, as well as by Greek government bonds and T-Bills and highly rated corporate loans. ELA funding is collateralized mainly by loans, as well as by covered bonds issued by the Bank.

During the first half of 2017, the Bank’s liquidity profile was improved, mainly driven by the Bank’s decreasing reliance on Eurosystem funding and in particular on ELA funding.

On 30 June 2017, Eurosystem funding stood at €8.4 billion, a decrease of €3.9 billion when compared to the respective figure as of 31 December 2016. Particularly, ECB funding was €4.6 billion, while ELA funding amounted to €3.8 billion, a decrease of €2.2 billion and €1.7 billion, respectively. The main drivers for these developments were the sale of €3.4 billion ESM bonds in the context of the short-term debt relief measures for Greece, as well as the divestment of UBB and Interlease E.A.D. for €0.7 billion. Additionally, the Bank’s balance of secured interbank transactions with foreign FIs remained at approximately the same level and amounted to €4.5 billion. Finally, the Bank’s customer deposits slightly decreased by €0.7 billion compared to 31 December 2016 and stood at €36.7 billion as of 30 June 2017.

Moreover, the Bank’s funding cost remained almost unchanged, when compared to the respective level as of 31 December 2016 and stood at 0.48% as of 30 June 2017. Finally, the Bank’s liquidity buffer during this period increased by €0.6 billion and stood at €10.3 billion on 30 June 2017, of which €0.1 billion was collateral eligible for funding with the ECB and €9.6 billion was collateral that could be posted in order to draw liquidity from ELA, while €0.1 billion was collateral that could be used for repos with FIs and the remaining €0.6 billion was either in the form of Cash or deposited in Nostro accounts.

Counterparty Risk

Counterparty risk for the Group is due to OTC derivative transactions and other interbank secured and unsecured funding transactions and it arises from the obligor’s failure to meet her contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The Group Market and Operational Risk Management Division (“GMORMD”) is responsible for setting these limits and monitoring the respective exposures.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk applies across all of the Group’s subsidiaries.

The estimation of the exposure to each counterparty depends on the type of the financial product. In the case of money market placements, exposure is equal to the face amount of the transaction. In over the counter transactions, exposure is calculated based on Credit Equivalent Factors, according to the type of the transaction, its maturity, netting and collateralization.

The Group seeks to reduce counterparty risk by standardizing its transactions with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral, thus minimizing counterparty risk.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong way risk).

Operational risk

Operational is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Group, acknowledging the importance of operational risk, has established and maintained a firm wide and effective, high quality framework for its management, since 2006. Starting in 2009, the management of operational risk throughout the Group is supported by Algorithmic’s (currently IBM) OpVar system. The specific software supports the overall operational risk management framework, which consists of the Loss Event Data Collection, the Risk and Controls Self-Assessment annual process, the definition and monitoring of Key Risk Indicators, the Structured Scenario Analysis process and the determination and monitoring of Action Plans.

The Bank has adopted the Standardized Approach for the calculation of operational risk regulatory capital requirements, both on a solo and on a consolidated basis.

Interest rate risk in the banking book

The Group systematically measures and manages the interest rate risk arising from its banking book items through:

•                  The analysis of re-pricing and liquidity gaps arising from its balance sheet structure.

•                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates.

Risk related to the recognition of the main part of deferred tax assets as regulatory capital or as an asset

The Group currently includes deferred tax assets (“DTAs”) in calculating the Group’s capital and capital adequacy ratios. As at 30 June 2017 and 31 December 2016, the Group DTAs, excluding the amount of the DTA that was classified as non-current assets held for sale, was €4.9 billion.

The Bank reviews the carrying amount of its DTAs at each reporting date, and such review may lead to a reduction in the value of the DTAs on the Bank’s statement of financial position, and therefore reduce the value of the DTAs as included in the Group’ s regulatory capital.

Regulation 575/2013 provides that DTAs recognized for IFRS purposes that rely on future profitability and arise from temporary differences of a credit institution and exceed certain thresholds must be deducted from its CET1 (Common Equity Tier 1) capital. This deduction is implemented gradually until 2019. However, as a measure to mitigate the effects of the deduction, article 27A of Greek Law 4172/2013, as amended by paragraph 1 of article 23 of Greek Law 4302/2014 and further amended by article 4 of Greek Law 4340/2015 (the “DTC Law”) allows, under certain conditions, credit institutions to convert DTAs arising from Private Sector Initiative (“PSI”) unamortized losses, as well as accumulated provisions and other losses due to credit risk recognized as at 30 June 2015, for IFRS purposes, (the “Eligible DTAs” or “DTCs”) to final and settled claims against the Hellenic Republic (the “Tax Credits”).

On 29 March 2017 the Law 4465/2017 was voted which further amended articles 27 and 27A of Law 4172/2013 as follows:

Amendments to article 27 introduce an amortization period of 20 years for losses due to loan write-offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

Amendments to article 27A: Extend the scope of article 27A to capture, in addition to PSI losses and provisions for loan losses, the following categories of time differences: (i) losses from the final write-off or the disposal of loans and (ii) accounting write-offs, which will ultimately lead to final write-offs and losses from disposals. It is further provided that Tax Credits cannot exceed the tax corresponding on accumulated provisions accounted up to 30 June 2015, less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

On 18 May 2017 the Law 4472/2017 was passed, which requires banks to pay an annual fee of 1.5% on the excess amount guaranteed by the Greek State of deferred tax assets stemming from the difference between the tax rate applicable under Law 4336/2015 retrospectively from 1 January 2015 (29%) and the tax rate applicable on 30 June 2015 (26%). The law is applied retrospectively, on the DTA (eligible for DTC) recognized as of 31 December 2016. The charge recognised in Q2.17 is €13 million of which €9 million for 2016 and €4 million for the first half of 2017 and is presented within net other income / (expense).

As at 30 June 2017 Group’s eligible DTAs amounted to €4.8 billion (31 December 2016: €4.8 billion). The main condition for the creation of Tax Credits is the existence of an accounting loss for a respective year, starting from accounting year 2016 and onwards, for which Tax Credits can be created in the following year, i.e., from 2017. The Tax Credits will be calculated as a ratio of IFRS accounting losses to equity (excluding the year’s losses) and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. This new legislation allows credit institutions, including the Group, to treat such Eligible DTAs as not ‘‘relying on future profitability’’ according to CRD IV, and as a result such Eligible DTAs are not deducted from CET1, thereby improving an institution’s capital position.

If the regulations governing the use of DTCs as part of the Group’s regulatory capital should change, this may affect the Group’s capital base and consequently its capital ratios. As at 30 June 2017, 73.9% of the Group’s CET1 capital was comprised of DTC. Additionally, there can be no assurance that any final interpretation of the amendments described above and as a result Greek credit institutions will ultimately not be allowed to maintain certain DTCs as regulatory capital. If any of these risks materialize, this could have a material adverse effect on the Group’s ability to maintain sufficient regulatory capital, which may in turn require the Group to issue additional instruments qualifying as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the Group’s operating results and financial condition and prospects.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all its related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables and payables must be also disclosed separately. The following table presents the transactions between the Bank and its subsidiaries, while there are no significant transactions with its associates.

Subsidiaries

€ million	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
National Securities S.A.	—	55	1	—	30
NBG Asset Management Mutual Funds S.A.	1	14	2	—	—
Ethniki Leasing S.A.	640	13	9	1	385
NBG Property Services S.A.	—	1	—	—	—
Pronomiouhos S.A. Genikon Apothikon Hellados	—	19	—	1	—
NBG Greek Fund Ltd	—	6	—	—	—
NBG Bancassurance S.A.	—	—	1	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	51	—	2	—	—
National Bank of Greece (Cyprus) Ltd	11	7	1	—	27
NBG Management Services Ltd	117	—	2	—	—
Stopanska Banka A.D.-Skopje	32	—	—	—	—
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	—	—	1	—	—
NBG International Ltd	—	7	—	—	—
NBG Finance Plc	—	55	—	—	—
Interlease E.A.D., Sofia	—	—	—	—	—
NBG Asset Management Luxembourg S.A.	—	10	—	—	—
Innovative Ventures S.A. (I-Ven)	—	2	—	—	—
NBG Funding Ltd	—	19	—	—	—
Banca Romaneasca S.A.	473	11	1	1	379
Ethniki Hellenic General Insurance S.A.(Group)	50	473	7	7	2
Grand Hotel Summer Palace S.A.	—	5	—	—	—
NBG Training Center S.A.	—	—	—	—	—
KADMOS S.A.	—	—	—	—	—
DIONYSOS S.A.	—	—	—	—	—
EKTENEPOL Construction Company S.A.	—	—	—	—	1
Mortgage, Touristic PROTYPOS S.A.	—	—	—	—	—
Hellenic Touristic Constructions S.A.	—	—	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3	—	—	—	—
NBG International Holdings B.V.	2	1	—	—	—
NBG Leasing IFN S.A.	3	—	—	—	—
Vojvodjanska Banka A.D. Novi Sad	22	3	1	—	—
NBG Leasing d.o.o. Belgrade	—	—	—	—	—
NBG Finance (Dollar) Plc	3	283	—	—	—
NBG Finance (Sterling) Plc	—	115	—	—	—
NBG Bank Malta Ltd	137	67	1	1	—
Ethniki Factors S.A.	208	12	3	—	462
NBG Pangaea REIC	9	5	—	34	1.523
Banka NBG Albania Sh.a.	8	—	—	—	—
Probank M.F.M.C.	—	—	—	—	—
Profinance S.A.	—	1	—	—	—
Probank Leasing S.A.	131	4	2	—	—
Probank Insurance Brokers S.A.	—	1	—	—	—
Bankteco EOOD	—	—	—	—	—
Total	1,901	1,189	34	45	2,809

For further details, see Note 16.

Athens, 31 August 2017

THE CHIEF EXECUTIVE OFFICER

LEONIDAS E. FRAGKIADAKIS

Appendix for alternative performance measures

The definitions of NBG’s Group selected figures (rations/measures) are presented in the table below:

Adjusted loans

The Group defines “adjusted loans” or “adjusted loans and advances to customers”, as loans and advances to customers excluding the amortizing 30 year loan to the Hellenic Republic with a carrying amount of €5,968 million maturing in September 2037. Group’s Adjusted loans amounted to €32,781 million (domestic: €30,798 million) as at 30 June 2017 and €35,470 million (domestic: €31,728 million), as at 31 December 2016, respectively. The allowance for impairment on loans and advances to customers did not include any amount relating to the above loan.

Common Equity Tier 1 (“CET1”) ratio	CET1 capital, as defined by Regulation No 575/2013 and based on the transitional rules over RWAs.
CET1 ratio on a CRD IV fully loaded basis	CET1 capital as defined by Regulation No 575/2013 without the application of the transitional rules over RWAs.
Core Income	Net Interest Income (“NII”) + Net fee and commission income + Earned premia net of claims and commissions.
Core Pre-Provision Income (“core PPI”)	Core Income less operating expenses.
Cost-to-Core Income ratio	Operating expenses over Core Income.
Group deposits	Refers to Due to customers.
Interest earning assets

Interest earning assets include all assets with interest earning potentials and includes cash and balances with central banks, due from banks, financial assets at fair value through profit or loss (excluding Equity securities and mutual funds units), loans and advances to customers and investment securities (excluding equity securities and mutual funds units).

Loans-to-Deposits Ratio	Net adjusted loans and advances to customers over due to customers, at period end.
Net Interest Margin	Net interest income over average interest earning assets.
Non-Performing Exposures (“NPE”)

Non-performing exposures are defined according to EBA ITS technical standards on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria:

a)        Material exposures which are more than 90 days past due

b)        The debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due.

NPE ratio	NPEs divided by adjusted loans before allowance for impairment at the end of the period.
NPE Coverage Ratio	Allowance for impairment for loans and advances to customers divided by NPE, at period end.
NPE formation	Net increase / (decrease) of NPEs, before write-offs.
Non-Performing Loans (“NPLs”)	Loans and advances to customers that are in arrears for 90 days or more.
Operating Expenses	Personnel expenses+ General, administrative and other operating expenses (“G&As”) + Depreciation and amortisation on investment property, property & equipment and software & other intangible assets.
Risk Weighted Assets (“RWAs”)	Assets and off-balance-sheet exposures, weighted according to risk factors based on Regulation (EU) No 575/2013.
90 Days Past Due Formation	Net increase / (decrease) of adjusted loans and advances to customers in arrears for 90 days or more, before write-offs and after restructurings.
90 Days Past Due Coverage Ratio	Allowance for impairment for loans and advances to customers divided by adjusted loans and advances to customers more than 90dpd at the end of the period.
90 Days Past Due Ratio	Adjusted loans more than 90 days past due divided by adjusted loans before allowance for impairment at the end of the period.

The Directors’ report contains financial information and measures as derived from the Groups and the Bank’s financial statements for the period ended 30 June 2017 and for the year ended 31 December 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as endorsed by the EU. Additionally, it contains financial data which is compiled as a normal part of our financial reporting and management information systems. For instance, financial items are categorized as foreign or domestic on the basis of the jurisdiction of organization of the individual Group entity whose separate financial statements record such items.
Moreover, it contains references to certain measures which are not defined under IFRS, including “adjusted loans”, “pre-provision income” (“PPI”), “net interest margin” and others, as defined above. These measures are non-IFRS financial measures. A non-IFRS financial measure is a measure that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Group believes that the non-IFRS financial measures it presents allow a more meaningful analysis of the Group’s financial condition and results of operations. However, the non-IFRS financial measures presented are not a substitute for IFRS measures.

Independent Auditor’s Report

on the financial statements for the period ended 30 June 2017

TRANSLATION

Independent Auditor’s Report

Report on Review of Interim Financial Information

To the Shareholders of National Bank of Greece S.A.

Introduction

We have reviewed the accompanying condensed company and consolidated statement of financial position of the Bank and the Group of National Bank of Greece S.A. as of 30 June 2017 and the related condensed company and consolidated statements of income and comprehensive income, changes in equity and cash flows for the six-month period then ended and the selected explanatory notes, that comprise the interim condensed financial information and which form an integral part of the six-month financial report as required by L.3556/2007. Management is responsible for the preparation and presentation of this condensed interim financial information in accordance with International Financial Reporting Standards as they have been adopted by the European Union and applied to interim financial reporting (International Accounting Standard “IAS 34”). Our responsibility is to express a conclusion on this interim condensed financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Reference to Other Legal and Regulatory Requirements

Our review has not revealed any inconsistency or discrepancy of the other information of the six-month financial report, as required by article 5 of L.3556/2007, with the accompanying interim condensed financial information.

Athens, 31 August 2017 The Certified Auditor
PricewaterhouseCoopers S.A.
268 Kifissias Avenue, Halandri 152 32	Marios Psaltis
SOEL Reg. No. 113	SOEL Reg. No. 38081

Statement of Financial Position

as at 30 June 2017

		Group		Bank
€ million	Note	30.06.2017	31.12.2016	30.06.2017	31.12.2016
ASSETS
Cash and balances with central banks		1,231	1,501	875	844
Due from banks		2,032	2,227	2,006	2,579
Financial assets at fair value through profit or loss		1,938	1,879	1,921	1,851
Derivative financial instruments		3,601	4,482	3,589	4,466
Loans and advances to customers	7	38,749	41,643	36,959	38,166
Investment securities	8	7,463	12,882	7,126	10,207
Investment property		865	869	6	6
Investments in subsidiaries		—	—	1,427	2,543
Equity method investments		8	7	7	7
Goodwill, software and other intangible assets		123	137	114	108
Property and equipment		1,085	1,286	243	256
Deferred tax assets		4,917	5,078	4,906	4,906
Insurance related assets and receivables		—	515	—	—
Current income tax advance		536	596	525	558
Other assets		1,644	1,704	1,496	1,456
Non-current assets held for sale	9	5,681	3,725	1,538	315
Total assets		69,873	78,531	62,738	68,268

LIABILITIES
Due to banks	10	13,945	18,188	14,123	18,389
Derivative financial instruments		4,121	5,169	4,120	5,166
Due to customers	11	38,324	40,459	36,727	37,326
Debt securities in issue	12	350	536	—	—
Other borrowed funds	12	173	137	75	258
Insurance related reserves and liabilities		—	2,207	—	—
Deferred tax liabilities		6	6	—	—
Retirement benefit obligations		255	269	252	255
Current income tax liabilities		11	11	—	—
Other liabilities		1,171	963	1,164	777
Liabilities associated with non-current assets held for sale	9	4,095	2,999	—	—
Total liabilities		62,451	70,944	56,461	62,171

SHAREHOLDERS’ EQUITY
Share capital	14	2,744	2,744	2,744	2,744
Share premium account	14	13,866	13,866	13,863	13,863
Less: treasury shares	14	(1)	(1)	—	—
Reserves and retained earnings		(9,657)	(9,707)	(10,330)	(10,510)
Amounts recognised directly in equity relating to non-current assets held for sale		(190)	5	—	—
Equity attributable to NBG shareholders		6,762	6,907	6,277	6,097

Non-controlling interests		660	680	—	—
Total equity		7,422	7,587	6,277	6,097

Total equity and liabilities		69,873	78,531	62,738	68,268

Athens, 31 August 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS (TAKIS)-ARISTIDIS A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 28 to 56 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2017

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.06.2017	30.06.2016	30.06.2017	30.06.2016

Continuing Operations
Interest and similar income		947	1,016	884	958
Interest expense and similar charges		(132)	(181)	(117)	(181)
Net interest income		815	835	767	777

Fee and commission income		149	137	124	112
Fee and commission expense		(30)	(65)	(28)	(62)
Net fee and commission income		119	72	96	50

Net trading income / (loss) and results from investment securities		(41)	(52)	(58)	(51)
Net other income / (expense)		(34)	(18)	(2)	(30)
Total income		859	837	803	746

Personnel expenses		(286)	(323)	(260)	(291)
General, administrative and other operating expenses		(130)	(134)	(137)	(135)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(47)	(48)	(35)	(35)
Credit provisions and other impairment charges	4	(440)	(370)	(524)	(359)
Share of profit / (loss) of equity method investments		1	1	—	—
Profit / (loss) before tax		(43)	(37)	(153)	(74)

Tax benefit / (expense)	5	(17)	(5)	(3)	(1)
Profit / (loss) for the period from continuing operations		(60)	(42)	(156)	(75)

Discontinued Operations
Profit / (loss) for the period from discontinued operations	9	(67)	(2,912)	291	(12)

Profit / (loss) for the period		(127)	(2,954)	135	(87)

Attributable to:
Non-controlling interests		16	21	—	—
NBG equity shareholders		(143)	(2,975)	135	(87)

Earnings / (losses) per share - Basic and diluted from continuing operations	6	€(0.01)	€(0.01)	€(0.02)	€(0.01)
Earnings / (losses) per share - Basic and diluted from continuing and discontinued operations	6	€(0.02)	€(0.33)	€0.01	€(0.01)

Athens, 31 August 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS (TAKIS)-ARISTIDIS A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 28 to 56 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2017

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.06.2017	30.06.2016	30.06.2017	30.06.2016

Profit / (loss) for the period		(127)	(2,954)	135	(87)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		23	19	48	9
Currency translation differences, net of tax		(27)	2,602	(5)	—
Cash flow hedge, net of tax		—	(20)	1	—
Net investment hedge, net of tax		2	338	—	—
Total of items that may be reclassified subsequently to profit or loss		(2)	2,939	44	9

Other comprehensive income / (expense) for the period, net of tax	15	(2)	2,939	44	9

Total comprehensive income / (expense) for the period		(129)	(15)	179	(78)

Attributable to:
Non-controlling interests		16	19	—	—
NBG equity shareholders		(145)	(34)	179	(78)

Athens, 31 August 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS (TAKIS)-ARISTIDIS A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 28 to 56 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2017

	Group
	3 month period ended
€ million	30.06.2017	30.06.2016

Interest and similar income	469	498
Interest expense and similar charges	(64)	(84)
Net interest income	405	414

Fee and commission income	75	71
Fee and commission expense	(16)	(26)
Net fee and commission income	59	45

Net trading income / (loss) and results from investment securities	(53)	(56)
Net other income / (expense)	(21)	3
Total income	390	406

Personnel expenses	(143)	(162)
General, administrative and other operating expenses	(65)	(73)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(24)	(24)
Credit provisions and other impairment charges	(201)	(201)
Share of profit / (loss) of equity method investments	1	—
Profit / (loss) before tax	(42)	(54)

Tax benefit / (expense)	(10)	(3)
Profit / (loss) for the period from continuing operations	(52)	(57)

Discontinued operations
Profit / (loss) for the period from discontinued operations	(97)	(2,994)
Profit / (loss) for the period	(149)	(3,051)

Attributable to:
Non-controlling interests	7	11
NBG equity shareholders	(156)	(3,062)

Earnings / (losses) per share - Basic and diluted from continuing operations	€(0.01)	€(0.01)
Earnings / (losses) per share - Basic and diluted from continuing and discontinued operations	€(0.02)	€(0.33)

Athens, 31 August 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS (TAKIS)-ARISTIDIS A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 28 to 56 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2017

		Group
		3 month period ended
€ million	Note	30.06.2017	30.06.2016

Profit/(loss) for the period		(149)	(3,051)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		22	(6)
Currency translation differences, net of tax		(19)	2,646
Cash flow hedge, net of tax		—	20
Net investment hedge, net of tax		1	338
Total of items that may be reclassified subsequent to profit or loss		4	2,998

Other comprehensive income/(expense) for the period, net of tax		4	2,998

Total comprehensive income/(expense) for the period		(145)	(53)

Attributable to:
Non-controlling interests		7	9
NBG equity shareholders		(152)	(62)

Athens, 31 August 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS (TAKIS)-ARISTIDIS A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 28 to 56 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 30 June 2017

	Attributable to equity holders of the parent company											Non-
	Share capital	Share premium	Treasury	Contingent Convertible	Available- for-sale securities	Currency translation	Net investment	Cash flow	Defined	Other reserves & Retained		controlling Interests & Preferred
€ million	Ordinary shares	Ordinary shares	shares	Securities	reserve	reserve	hedge	hedge	benefit plans	earnings	Total	securities	Total
Balance at 1 January 2016	2,744	13,866	(1)	2,029	11	(2,522)	(457)	20	(164)	(6,427)	9,099	725	9,824
Other Comprehensive Income/ (expense) for the period	—	—	—	—	19	2,452	338	(20)	—	152	2,941	(2)	2,939
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	(2,975)	(2,975)	21	(2,954)
Total Comprehensive Income / (expense) for the period	—	—	—	—	19	2,452	338	(20)	—	(2,823)	(34)	19	(15)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	(1)	(1)	(9)	(10)
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	(35)	(35)
Transfer to retained earnings	—	—	—	—	—	—	—	—	20	(20)	—	—	—
(Purchases)/ disposals of treasury shares	—	—	1		—	—	—	—	—	—	1	—	1
Balance at 30 June 2016	2,744	13,866	—	2,029	30	(70)	(119)	—	(144)	(9,271)	9,065	700	9,765
Movements to 31 December 2016	—	—	(1)	(2,029)	22	(53)	—	—	(19)	(78)	(2,158)	(20)	(2,178)
Balance at 31 December 2016 and at 1 January 2017	2,744	13,866	(1)	—	52	(123)	(119)	—	(163)	(9,349)	6,907	680	7,587
Other Comprehensive Income/ (expense) for the period	—	—	—	—	23	(26)	2	—	2	(3)	(2)	—	(2)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	(143)	(143)	16	(127)
Total Comprehensive Income / (expense) for the period	—	—	—	—	23	(26)	2	—	2	(146)	(145)	16	(129)
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	(36)	(36)
Balance at 30 June 2017	2,744	13,866	(1)	—	75	(149)	(117)	—	(161)	(9,495)	6,762	660	7,422

The notes on pages 28 to 56 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 30 June 2017

	Share capital		Share premium			Contigent	Available for sale	Currency		Defined	Other reserves &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	Convertible Securities	securities reserve	translation reserve	Cash flow hedge	benefit plans	retained earnings	Total
Balance at 1 January 2016	2,744	—	13,863	—	—	2,029	(59)	––	—	(143)	(10,119)	8,315
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	9	––	—	—	—	9
Loss for the period	—	—	—	—	—	—	—	––	—	—	(87)	(87)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	9	––	—	—	(87)	(78)
Balanced at 30 June 2016	2,744	—	13,863	—	—	2,029	(50)	––	—	(143)	(10,206)	8,237
Movements to 31 December 2016	—	—	—	—	—	(2,029)	26	(51)	—	(14)	(72)	(2,140)
Balanced at 31 December 2016 & at 1 January 2017	2,744	—	13,863	—	—	—	(24)	(51)	—	(157)	(10,278)	6,097
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	48	(5)	1	—	1	45
Profit for the period	—	—	—	—	—	—	—	––	—	—	135	135
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	48	(5)	1	—	136	180
Balance at 30 June 2017	2,744	—	13,863	—	—	—	24	(56)	1	(157)	(10,142)	6,277

The notes on pages 28 to 56 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2017

	Group		Bank
	6-month period ended		6-month period ended
€ million	30.06.2017	30.06.2016	30.06.2017	30.06.2016
Cash flows from operating activities
Profit / (loss) before tax	(94)	(2,916)	138	(86)
Adjustments for:
Non-cash items included in income statement and other adjustments:	644	3,725	228	406

Depreciation and amortisation on property & equipment, intangibles and investment property	54	92	35	35
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(17)	(24)	(15)	(4)
Credit provisions and other impairment charges	619	505	525	359
Provision for employee benefits	7	14	5	6
Share of (profit) / loss of equity method investments	(3)	—	—	—
Result from fair value hedges	14	—	14	—
Dividend income from investment securities	(2)	(3)	(112)	(29)
Net (gain) / loss on disposal of property & equipment and investment property	(2)	(3)	(2)	1
Net (gain) / loss on disposal of investment securities	(9)	(42)	1	(18)
Net (gain) / loss on disposal of subsidiaries	(40)	3,114	(241)	12
Accrued interest from financing activities and results from repurchase of debt securities in issue	2	46	(1)	16
Valuation adjustment on instruments designated at fair value through profit or loss	6	21	6	22
Other non-cash operating items	15	5	13	6

Net (increase) / decrease in operating assets:	1,147	(1,362)	1,381	(711)
Mandatory reserve deposits with Central Bank	325	(421)	(47)	54
Due from banks	(516)	(181)	115	(65)
Financial assets at fair value through profit or loss	(66)	(417)	(44)	(220)
Derivative financial instruments assets	806	(428)	801	(777)
Loans and advances to customers	593	171	596	399
Other assets	5	(86)	(40)	(102)

Net increase / (decrease) in operating liabilities:	(5,200)	(4,397)	(5,271)	(4,321)
Due to banks	(4,156)	(4,732)	(4,266)	(4,924)
Due to customers	(509)	(193)	(605)	(410)
Derivative financial instruments liabilities	(801)	650	(800)	832
Retirement benefit obligations	(10)	(17)	(8)	(8)
Insurance related reserves and liabilities	21	(63)	—	—
Income taxes paid	12	(53)	29	(22)
Other liabilities	243	11	379	211
Net cash from / (for) operating activities	(3,503)	(4,950)	(3,524)	(4,712)

Cash flows from investing activities
Participation in share capital increase/(decrease) of subsidiaries	—	—	—	(1)
Disposals of subsidiaries, net of cash disposed	476	2,848	599	2,253
Disposal of equity method investments	9	2	—	—
Dividends received from investment securities & equity method investments	2	3	60	17
Purchase of property & equipment, intangible assets and investment property	(139)	(85)	(32)	(28)
Proceeds from disposal of property & equipment and investment property	8	9	6	—
Purchase of investment securities	(2,392)	(2,290)	(638)	(118)
Proceeds from redemption and sale of investment securities	5,460	3,055	3,689	2,372
Net cash (used in) / provided by investing activities	3,424	3,542	3,684	4,495

Cash flows from financing activities
Proceeds from debt securities in issue and other borrowed funds	245	1,253	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(394)	(1,147)	(183)	—
Proceeds from disposal of treasury shares	12	21	—	—
Repurchase of treasury shares	(12)	(21)	—	—
Dividends paid to non-controlling interests	(36)	(35)	—	—
Share capital issue costs	—	(30)	—	(30)
Net cash from/ (for) financing activities	(185)	41	(183)	(30)
Effect of foreign exchange rate changes on cash and cash equivalents	(5)	(19)	(9)	(11)
Net increase / (decrease) in cash and cash equivalents	(269)	(1,386)	(32)	(258)
Cash and cash equivalents at beginning of period	2,218	4,192	1,489	2,097
Cash and cash equivalents at end of period	1,949	2,806	1,457	1,839

The notes on pages 28 to 56 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                     General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Register number G.E.MH. 237901000), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors, the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 177 years of operation, the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, UK, South East Europe (“SEE”) which includes Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors

Panayotis (Takis) — Aristidis A. Thomopoulos

Executive Members

The Chief Executive Officer

Leonidas E. Fragkiadakis

The Deputy Chief Executive Officers

Dimitrios G. Dimopoulos

Paul K. Mylonas

Non-Executive Members

Eva Cederbalk

Independent Non-Executive Members

Petros Sabatacakis

Charalampos A. Makkas

Marianne T. Økland

Arthur Michael Royal Ross Innes Aynsley

Claude Edgar L.G.Piret

Hellenic Financial Stability Fund representative

Panagiota S. Iplixian

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2018.

These interim financial statements have been approved for issue by the Bank’s Board of Directors on 31 August 2017.

Notes to the Financial Statements

Group and Bank

NOTE 2:                     Summary of significant accounting policies

2.1                                        Basis of preparation

The condensed interim consolidated financial statements as at and for the 6 month period ended 30 June 2017 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements as at and for the year ended 31 December 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                                        Going concern

Liquidity

Total Eurosystem funding was significantly reduced as of 30 June 2017 to €8.4 billion (31 December 2016: €12.3 billion), of which €4.6 billion from ECB (31 December 2016: €6.7 billion) and €3.8 billion from ELA (31 December 2016: €5.6 billion). Furthermore, as of 30 June 2017 the Bank had entered into secure interbank transactions with foreign financial institutions of €4.5 billion, while the Bank’s ELA liquidity buffer stood at €9.6 billion (cash value). As of 28 August 2017, Eurosystem funding was further decreased to €6.8 billion, while ELA reduced to €2.6 billion and the liquidity buffer amounted to €10.1 billion (cash value).

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 30 June 2017 was 16.5% (see Note 17).

Macroeconomic developments

The Greek economy stabilized in 2016 with real Gross Domestic Product (“GDP”) remaining flat on an annual basis (0.0% year-over-year (“y-o-y”), in constant prices), over performing compared to official forecasts for an annual recession of 0.3%). GDP growth entered positive territory in Q1:2017 (+0.4%, y-o-y), supported by resilient private consumption and a pick-up in investment spending. Similarly, deflation pressures receded with the GDP deflator increasing by 0.1%, y-o-y, in 2016 and by 0.5%, y-o-y, in Q1:2017, following an annual average decline of 1.5% in 2012-2015. A solid improvement in economic sentiment, inflows of the Third Program funding, a considerable improvement in labour market conditions (increase in employment of 2.0%, y-o-y, in 2016 and 1.7%, y-o-y, in the first five months of 2017) and the positive impact of increasing cashless payments on registered economic activity have contributed to the GDP stabilization. Economic activity is expected to gain further traction in 2017 with real GDP growth reaching +2.1%, y-o-y, on average, according to the latest estimates of the European Commission and the International Monetary Fund (the “IMF”). However, the recovery remains susceptible to downside risks related, inter alia, to the additional fiscal effort to meet the medium term fiscal targets, a slower-than-expected improvement in liquidity conditions and the still vulnerable position of a significant number of business entities and households, following the multiyear crisis. Adverse external factors affecting export demand or financial and monetary conditions internationally could weigh on Greece’s economic performance.

On the fiscal front, Greece has over performed in comparison with the Third Program target in 2016, for a second consecutive year, following the achievement of a primary surplus of 0.5% of GDP in General Government budget in 2015 (excluding the net fiscal impact of banking system support), compared to a targeted deficit of 0.25%. This over performance increases the credibility of the adjustment effort for 2017, when the respective Program target for the primary surplus is 1.75% of GDP. Greece’s State Budget continues to over perform in the first six months of 2017, with the primary surplus exceeding the respective target by €1.5 billion reaching 1.1% of GDP, compared with 0.9% of GDP in the first half of 2016. Nonetheless, maintaining this favorable momentum in the second semester of 2017 will be highly dependent on an increasing revenue performance, which, in turn, will weigh on private sector’s financial position.

A second Supplemental Memorandum of Understanding (“SMoU”) — following the one signed on 16 June, 2016 — containing key aspects of the medium-term fiscal strategy has been agreed and signed in July 2017, following the completion of the second review of the Third Program in June 2017. This agreement followed the legislation and implementation by the Greek government of a new set of fiscal and structural policies and a list of related prior actions, that led in late May and early June 2017 to a positive assessment by the Institutions of the progress in completing the second review of the Third Program, which has been confirmed by the Eurogroup of 15 June, 2017. Accordingly, the fiscal pressure is expected to remain evident in the following years, provided that the additional measures contained in the ambitious post-program fiscal package agreed with the official lenders — comprising income tax reform and a new round of interventions in the pension system — and legislated in May 2017 will take effect in the period 2019-2020. In this vein, it should be noted that the Eurogroup on 25 May, 2016 agreed on a contingency fiscal mechanism as a prerequisite for the successful completion of the first

Notes to the Financial Statements

Group and Bank

review of the Third Program and the Greek government legislated this mechanism in May 2016, with a view to enhance longer-term credibility by ensuring the sustainable achievement of future fiscal targets. This mechanism provides for automatic triggering of a set of corrective measures in the case of objective evidence that there is a failure to meet the annual primary surplus targets according to the Program and could weigh on economic performance looking forward.

As regards to the recent disbursements of program financing, following the completion of the second review of the Third Program in June 2017, the Institutions decided the disbursement of the third tranche of the ESM Program amounting to €8.5 billion “to cover current financing needs, arrears clearing, and possibly room to start building up a cash buffer”. The amount has been planned to be released in various instalments. More specifically, the first installment of this tranche has already taken place (on 10 July, 2017), following the ESM Board approval on 7 July, 2017, and amounts to €7.7 billion, of which €6.9 billion to be used to repay maturing debt and the remaining €0.8 billion for arrears clearance. Another instalment for arrears clearance in the amount of €0.8 billion is planned to take place after the summer of 2017, under the condition that Greece will contribute with its own resources to the arrears clearance effort as agreed with the Institutions.

The General Government debt to GDP ratio reached 179.0% in 2016 and is estimated to peak in the first semester of 2017, begin to decline to 176.4% and follow a downward trend by end-2017 onwards according to Greek Government’s and European Commission’s forecasts. However, the above development is conditional on the pace of GDP growth and the achievement of fiscal targets, while a sustainable reduction of gross debt as per cent of GDP is highly dependent on the provision of additional concession from official lenders, especially as regards the EFSF and ESM loans. As regards the issue of Hellenic republic’s debt sustainability, the Eurogroup of 25 May, 2016 committed to provide new conditional concessions with a view to lower medium-to-longer term debt servicing costs by agreeing on a package of debt measures which will be phased in progressively and subject to the pre-defined conditionality under the ESM Program. In this context, the Eurogroup of 9 May, 2016 outlined the following general guiding principles for a potential provision of additional relief in Greece’s public debt servicing burden: (a) facilitating market access; (b) smoothing the repayment profile; (c) incentivizing the country’s adjustment process even after the program ends; and (d) flexibility to accommodate uncertain GDP growth and interest rate developments in the future. The new debt measures have been planned to include, inter alia, a smoothening of payment profiles and design of other debt-management and re-profiling measures in the short, medium and long-run aiming at extending further the effective maturities, lower medium-to-longer-term debt servicing costs and effectively reduce the net present value of the outstanding Greek debt.

The Eurogroup of 5 December, 2016 endorsed the implementation since early 2017 of a first set of short-term debt relief measures agreed in principle in the Eurogroup meetings of 9 May and 25 May, 2016, when the Eurozone countries stated that they stand ready to consider, if necessary, “possible additional debt measures aiming at ensuring that Greece’s refinancing needs are kept at sustainable levels in the long run. The Eurogroup of 5 December 2016 also agreed to establish a benchmark for assessing sustainability of the Greek debt, based on the Hellenic Republic’s annual gross financing needs “GFNs” related to the servicing costs of the Hellenic Republic’s total debt. The Eurogroup decision had foreseen a sequenced approach, whereby a package of debt measures could be phased in progressively, as necessary to meet the agreed benchmark on gross financing needs and subject to the pre-defined conditionality of the ESM program. According to ESM estimates, the prospective benefit from the implementation of the above short-term debt relief measures on Greece’s gross public debt is estimated at 20 percentage points of GDP by 2060, while contribute to a reduction of the longer-term financing needs of the Greek State closer to sustainability threshold — decided by the Eurogroup — of 15% of GDP during the post-program period until 2040 and the vicinity of 20% of GDP post 2040 under two of the four alternative scenarios of the EU Commission’s updated debt sustainability analysis “DSA”. However, these estimates continue to be surrounded by uncertainty related to macroeconomic and financial market conditions as referred in the respective “DSA” documentation.

In this context, the Eurogroup of 15 June, 2017, repeated the assessment of debt sustainability on the basis of gross financing needs (“GFN”) and stated that it stands ready to implement a second set of debt measures to the extent needed to meet the GFN objectives. These measures will be implemented at the end of the Program in 2018, conditional upon its successful implementation and their “exact calibration will be confirmed at the end of the Programme by the Eurogroup on the basis of an updated DSA”. In order to take into account possible differences between GDP growth assumptions and actual growth developments over the post-program period, the Eurogroup decided that “the EFSF [loans] re-profiling could be recalibrated according to an operational growth-adjustment mechanism to be agreed”. This mechanism will be fully specified as part of the medium-term debt relief measures, following the successful implementation of the ESM program. According to the Eurogroup statement, these additional measures “shall not lead to additional costs for other beneficiary Member States”, while future liability management operations within the current ESM Program shall take “due account of the exceptionally high burden of some Member States”. For the long term, the Eurogroup recalled the May 2016 agreement that “in the case of an unexpectedly more adverse scenario, a contingency mechanism on debt could be activated. The activation of this mechanism would be considered, subject to a decision by the Eurogroup, and could entail measures such as a further EFSF re-profiling and capping and deferral of interest payments”.

The Executive Board of the IMF approved in principle on 20 July, 2017 a precautionary Stand-By Arrangement (SBA) for Greece amounting to 1.3 billion special drawing rights “SDR” (about €1.6 billion). According to the IMF, this arrangement “will become effective only after the Fund receives specific and credible assurances from Greece’s European partners to ensure debt sustainability, and provided that Greece’s economic program remains on track”. The IMF acknowledges that the newly-legislated measures for broadening the income-tax base and reforming pension spending are critical to rebalancing the budget toward more growth-friendly policies and that they will help achieve an ambitious primary surplus target of 3.5% of GDP. However, the IMF considers that this fiscal target should be reduced to a more sustainable level of 1.5% of GDP “as soon as possible, to create fiscal space” for promoting economic growth and social cohesion through efficiency increasing policies. The IMF statement concludes that despite the significant progress on the structural front, Greece’s overarching challenge remains the liberalization of restrictions that impair its investment climate and that “even with full program implementation, Greece will not be able to restore debt sustainability and needs further debt relief from its European partners. A debt

Notes to the Financial Statements

Group and Bank

strategy anchored in more realistic assumptions needs to be agreed. Effectiveness of the new Stand-By Arrangement is contingent on this agreement on debt”.

On 25 July 2017, the Hellenic Republic successfully issued through syndication a new 5-year benchmark bond, alongside a tender to buy back an outstanding 5-year bond issued in 2014. This was the first attempt in 3 years to tap markets, and the total amount raised was €3.0 billion, with the coupon set at 4.375% and the implied yield at 4.625%. The capacity of the Hellenic Republic to re-access markets for financing its maturing debt on a sustainable basis is a critical step for the return of the country to economic normalcy and thus, additional successful attempts for new debt issuance in the following quarters will be crucial for ensuring a smooth disengagement from program financing as the Thirg Program is planned to end in August 2018.

The above developments are expected to set the stage for an accelerating GDP growth over the course of 2017 and in 2018, however, medium term growth prospects, as well as, the pace of improvement in liquidity conditions and exact timeline for lifting capital controls remain uncertain. The recovery in 2017 is expected to be mainly based on: i) improving sentiment compared to the previous year; ii) positive tourism contribution, as indicated by the pick up in tourism revenue (0.9%, y-o-y, in the first five months of 2017) following a weak 2016, as well as in tourism arrivals (of 2.4%, y-o-y, in the first five months of 2017) and improving goods’ export trends (+8.6%, y-o-y, excluding oil products, in the first five months of 2017), iii) accelerating business and public investment activity supported by inflows of program funding for arrears clearance and EU structural funds, iv) a further normalization in liquidity conditions (reflecting, inter alia, additional progress in the clearance of government arrears), which has already become evident in the improved pricing of large Greek corporates’ debt issuance in the first semester of 2017 and v) an expected further easing of capital controls. However, adverse external factors could take their toll on Greece’s economic trajectory in the following years.

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) its current access to the Eurosystem facilities, (b) the Bank’s and the Group’s CET1 ratio of 30 June 2017 and (c) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above.

2.3                                        Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards effective from 1 January 2017, as issued by the IASB

• IAS 12 (Amendments) Recognition of Deferred Tax Assets for Unrealised Losses (effective for annual periods beginning on or after 1 January 2017).  This amendment clarifies the following aspects: Unrealised losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use. The carrying amount of an asset does not limit the estimation of probable future taxable profits. Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.  An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

• IAS 7 (Amendments) Disclosure Initiative (effective for annual periods beginning on or after 1 January 2017). The amendment requires that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

• Annual Improvements to IFRS Standards 2014—2016 Cycle.

The amendments impact the following standards:

IFRS 12 - Clarifies the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10–B16, apply to an entity’s interests listed in paragraph 5 that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (effective for annual periods beginning on or after 1 January 2017).

As at 30 June 2017, the above amendments and improvements to IFRS Standards have not been endorsed by the EU.  Consequently, the Group has not applied the said amendments and improvements; however the Group does not expect any significant impact on its interim financial statements from their implementation.

IFRS 9 “Financial Instruments” effective for annual periods beginning on or after 1 January 2018, as issued by the IASB.

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended (a) in October 2010 to include requirements for the classification and measurement of financial liabilities and (b)

Notes to the Financial Statements

Group and Bank

in November 2013 to include the new requirements for general hedge accounting. In July 2014, the final version of IFRS 9, which supersedes all previous versions, was issued mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (FVTOCI) measurement category for certain simple debt instruments. Key requirements of IFRS 9:

•                  All recognised financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are required to be subsequently measured at amortised cost or fair value. Specifically, debt instruments that are held within a business model whose objective is to collect the contractual cash flows (rather than to sell the instrument prior to its contractual maturity to realise its fair value changes) and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI, unless the asset is designated at “fair value through profit or loss (FVTPL) under the fair value option. All other debt instruments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

•                  With regard to the measurement of financial liabilities designated as FVTPL, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as FVTPL is presented in profit or loss.

•                  In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised. With the exception of purchased or originated credit-impaired financial assets, expected credit losses are required to be measured through a loss allowance at an amount equal to:

•                  the 12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date); or

•                  full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument).

•                  A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition, as well as to contract assets or trade receivables that do not constitute a financing transaction in accordance with IFRS 15. Purchased or originated credit-impaired financial assets are treated differently because the asset is credit-impaired at initial recognition. For these assets, an entity would recognise changes in lifetime expected losses since initial recognition as a loss allowance with any changes recognised in profit or loss. Under the requirements, any favourable changes for such assets are an impairment gain even if the resulting expected cash flows of a financial asset exceed the estimated cash flows on initial recognition.

The Group intends to apply the IFRS 9 for the annual period beginning on 1 January 2018. The Group has established an IFRS 9 implementation program (“the Program”) to ensure a timely and high quality implementation, in accordance with the standard and additional regulatory guidance that has been issued. The Program involves Finance, GRCAD, Management Information and IT Divisions across the Group and is overseen by a Project Steering Committee. The Committee comprises of the Deputy CEO (Chair), Group CFO, Group CRO, Group COO, Group Treasurer, Chief Credit Officer and the General Managers of Retail, Corporate Banking, Corporate Special Assets and International Activities Divisions of the Bank. A full-time Project Management Office (PMO) has been setup and a Project Manager assigned. The Program is divided into workstreams, for each of which leading Divisions and workgroup teams have been assigned. Subject matter experts have also been appointed to assist in model development of IFRS 9 compliant credit risk parameters. The Board Risk Committee, Audit Committee and Board of Directors are regularly updated by the Executive Management on the status of the Program.

Although the Group expects that IFRS 9 will result in a negative impact of the Group’s and the Bank’s financial assets, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until further progress is made towards the completion of the Program.

2.4                                        Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated financial statements as at and for the year ended 31 December 2016.

Notes to the Financial Statements

Group and Bank

NOTE 3:                     Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million) except for exposures transferred to the Special Assets Unit (“SAU”). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit (SAU)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“NIC”) and other subsidiaries in SEE and an associate in Turkey which was disposed of on 15 June 2016.

International banking operations

The Group’s international banking activities include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, included a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. As of 31 December 2015, Finansbank was classified as Held for Sale and Discontinued Operations and on 15 June 2016 the disposal of Finansbank was completed.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

6 month period ended 30.06.2017	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	266	273	62	96	—	51	—	67	815
Net fee and commission income	47	45	3	13	—	12	—	(1)	119
Other	9	(18)	(7)	(51)	—	(3)	—	(5)	(75)
Total income	322	300	58	58	—	60	—	61	859
Direct costs	(198)	(18)	(5)	(15)	—	(40)	—	(7)	(283)
Allocated costs and provisions(1)	(339)	(41)	(104)	(10)	—	(3)	—	(123)	(620)
Share of profit of equity method investments	—	—	—	—	—	—	—	1	1
Profit / (loss) before tax	(215)	241	(51)	33	—	17	—	(68)	(43)
Tax benefit / (expense)									(17)
Profit / (loss) for the period from continuing operations									(60)
Non-controlling interests									16
Profit/(loss) for the period from discontinued operations					34	(101)			(67)
Loss attributable to NBG equity shareholders									(143)

Breakdown by business segment

6 month period ended 30.06.2016	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	259	285	66	85	—	55	—	85	835
Net fee and commission income	43	42	3	(34)	—	13	—	5	72
Other	5	(19)	(6)	(57)	—	4	—	3	(70)
Total income	307	308	63	(6)	—	72	—	93	837
Direct costs	(210)	(20)	(5)	(21)	—	(41)	—	(23)	(320)
Allocated costs and provisions(1)	(251)	(100)	(97)	(12)	—	(6)	—	(89)	(555)
Share of profit of equity method investments	—	—	—	1	—	—	—	—	1
Profit / (loss) before tax	(154)	188	(39)	(38)	—	25	—	(19)	(37)
Tax benefit / (expense)									(5)
Loss for the period from continuing operations									(42)
Non controlling interests									(21)
Profit / (loss) for the period from discontinued operations					7	38	(2,957)		(2,912)
Loss attributable to NBG equity shareholders									(2,975)

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Notes to the Financial Statements

Group and Bank

	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Segment assets as at 30 June 2017
Segment assets	17,989	10,928	2,036	8,073	—	3,334	—	16,379	58,739
Deferred tax assets and Current income tax advance									5,453
Non-current assets held for sale					3,057	2,624			5,681
Total assets									69,873

Segment liabilities as at 30 June 2017
Segment liabilities	31,646	2,335	155	14,501	—	3,018	—	6,684	58,339
Current income and deferred tax liabilities									17
Liabilities associated with non-current assets held for sale					2,287	1,808			4,095
Total liabilities									62,451

Segment assets as at 31 December 2016
Segment assets	18,997	11,115	2,019	11,750	2,789	5,776	—	16,686	69,132
Deferred tax assets and current income tax advance									5,674
Non-current assets held for sale						3,725			3,725
Total assets									78,531

Segment liabilities as at 31 December 2016
Segment liabilities	34,802	76	83	18,407	2,268	4,109	—	8,183	67,928
Current income and deferred tax liabilities									17
Liabilities associated with non-current assets held for sale						2,999			2,999
Total liabilities									70,944

NOTE 4:                     Credit provisions and other impairment charges

	Group		Bank
Continuing Operations	30.06.2017	30.06.2016	30.06.2017	30.06.2016
a. Impairment charge for credit losses
Loans and advances to customers	433	326	525	319
	433	326	525	319
b. Impairment charge for securities
Equity securities	1	1	1	1
	1	1	1	1
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	9	3	—	—
Legal and other provisions	(3)	40	(2)	39
	6	43	(2)	39

Total	440	370	524	359

At the Bank, impairment charge for credit losses includes €91 million relating to intercompany loans for funding purposes. The impairment charge for credit losses for the 3rd party loans funded with these intercompany loans has already been recognized at the Group in previous periods.

Notes to the Financial Statements

Group and Bank

NOTE 5:       Tax benefit /(expense)

	Group		Bank
Continuing Operations	30.06.2017	30.06.2016	30.06.2017	30.06.2016

Current tax	(16)	(8)	(3)	(1)
Deferred tax	(1)	3	—	—
Tax benefit / (expense)	(17)	(5)	(3)	(1)

The nominal corporation tax rate for the Bank for 2017 and 2016 is 29%, following law 4334/16.7.2015, effective from 1 January 2015 onwards, by which the tax rate was increased from 26%. Following the tax law 4387/2016, the withholding tax on dividends distributed from 1 January 2017 onwards is increased from 10% to 15%.

On 18 May 2017 the law 4472/2017 was passed, which requires banks to pay an annual fee of 1.5% on the excess amount guaranteed by the Greek State of deferred tax assets stemming from the difference between the tax rate applicable under law 4336/2015 retrospectively from 1.1.2015 (29%) and the tax rate applicable on 30.6.2015 (26%). The law is applied retrospectively, on the DTA (eligible for DTC) recognized as of 31 December 2016. The corresponding amount for the Bank is €9 million for 2016 and €4 million for the six month period ended 30 June 2017. The total charge of €13 million is presented within net other income / (expense).

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 20.

NOTE 6:                     Earnings / (losses) per share

	Group		Bank
	30.06.2017	30.06.2016	30.06.2017	30.06.2016

Profit/(loss) for the period attributable to NBG equity shareholders from continuing operations	(76)	(63)	(156)	(75)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing operations	(76)	(63)	(156)	(75)

Earnings/(losses) for the period from discontinued operations	(67)	(2,912)	291	(12)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing and discontinued operations	(143)	(2,975)	135	(87)

Weighted average number of ordinary shares outstanding for basic and diluted EPS	9,145,591,601	9,146,174,907	9,147,151,527	9,147,151,527
Potential dilutive ordinary shares on contingent convertible securities (CoCos)	—	7,846,240,000	—	7,846,240,000
Weighted average number of ordinary shares outstanding for basic and diluted EPS	9,145,591,601	16,992,414,907	9,147,151,527	16,993,391,527

Earnings/(losses) per share - Basic and diluted from continuing operations	(0.01)	(0.01)	(0.02)	(0.01)
Earnings/(losses) per share - Basic and diluted from continuing and discontinued operations	(0.02)	(0.33)	0.01	(0.01)

On 9 December 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingent Convertible securities (“CoCos”). The Hellenic Financial Stability Fund (“HFSF”) subscribed these CoCos for the amount of €2,029 million in exchange for part of the debt securities issued by the ESM. On 15 December 2016, following the approval by the ECB the Bank fully repaid the CoCos. The effect of CoCos in the EPS calculation for the comparative period was antidilutive.

Notes to the Financial Statements

Group and Bank

NOTE 7:       Loans and advances to customers

	Group		Bank
	30.06.2017	31.12.2016	30.06.2017	31.12.2016
Mortgages	16,923	17,992	16,593	16,916
Consumer loans	4,127	4,743	3,576	3,805
Credit cards	948	1,046	874	957
Small business lending	3,672	3,948	3,527	3,792
Retail lending	25,670	27,729	24,570	25,470
Corporate and public sector lending	24,047	25,371	23,078	23,632
Total before allowance for impairment on loans and advances to customers	49,717	53,100	47,648	49,102
Less: Allowance for impairment on loans and advances to customers	(10,968)	(11,457)	(10,689)	(10,936)
Total	38,749	41,643	36,959	38,166

As at 30 June 2017, corporate and public sector lending for the Group includes a loan to the Greek state of €5,968 million (31 December 2016: €6,174 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

During the six month period ended 30 June 2017, €1.9 billion net loans were reclassified as Held for Sale (see Note 9).

NOTE 8:       Investment securities

During the period ended 30 June 2017, €3.4 billion EFSF and ESM bonds were sold to ESM. Further, €2.3 billion other bonds were classified as Held for Sale (see note 9).  The above were offset to a small extent by increasing the position in other EFSF/ESM and sovereign (non-Greek) bonds.

NOTE 9:                     Non-current assets held for sale, liabilities associated with non-current assets held for sale and discontinued operations

Non-current assets held for sale at 30 June 2017 comprise of The South African Bank of Athens Ltd (“S.A.B.A.”), Banca Romaneasca S.A. (“BROM”), Ethniki Hellenic General Insurance S.A. (“NIC”), Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”) and NBG Leasing d.o.o. Belgrade (“NBG Leasing doo”) while at 31 December 2016 comprised of S.A.B.A., UBB and Interlease. The profit and losses from discontinued operations for the period ended 30 June 2017, comprises of S.A.B.A., UBB, Interlease, BROM, NIC, Vojvodjanska and NBG Leasing doo. The comparative profit from discontinued operations includes Finansbank and has been re-presented to also include S.A.B.A., UBB and Interlease (classified as discontinued operations in December 2016) and BROM, NIC, Vojvodjanska and NBG Leasing doo (classified as discontinued operations in June 2017).

Finansbank

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the sale to Qatar National Bank (“QNB”) of NBG Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% direct stake in Finans Leasing. Furthermore, on 18 January 2016 the Extraordinary General Meeting of the Bank approved the transaction. The agreed consideration for the transaction amounted to €2,750 million. In addition, according to the agreement, QNB would repay at the closing date the €828 million subordinated debt that NBG had extended to Finansbank.

The disposal was completed on 15 June 2016 on which date control of Finansbank passed to QNB.  Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 19.

United Bulgarian Bank A.D. and Interlease E.A.D. (“Bulgarian operations”)

On 30 December 2016, the Bank entered into a definitive agreement with KBC Group (“KBC”) for the divestment to KBC of its 99.91% stake in UBB and its 100% stake in Interlease, its subsidiaries in Bulgaria. The agreed consideration for the sale of the two subsidiaries amounted to €610 million. On 26 April 2017 UBB made a €50 million dividend distribution to NBG, following approval of its Annual General Assembly.

The above agreement included the sale of the 30% stake in UBB-Metlife Life Insurance Company AD and 20% stake in UBB Insurance Broker AD held by Ethniki Hellenic General Insurance S.A. The consideration amounted to €10.5 million.

The disposal was completed on 13 June 2017 on which date control of Bulgarian operations passed to KBC.  Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal of the above transactions, are disclosed in Note 19 Acquisitions, disposals and other capital transactions of these financial statements.

Notes to the Financial Statements

Group and Bank

The South African Bank of Athens Ltd

On 22 December 2016, the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited (“AFGRI”), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to €19 million.

Closing of the transaction is expected by the end of 2017 and is subject to customary regulatory and other approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal (already received) and is expected to close within the second semester of 2017.

Ethniki Hellenic General Insurance S.A.

On 27 June 2017, the Bank entered into an agreement with EXIN Financial Services Holding B.V. (“EXIN”) to sell a 75% stake in NIC for a total consideration of €718 million. The Bank will retain a 25% stake in NIC.

No impairment loss was recognized on reclassification of the assets and liabilities as held for sale as the agreed consideration is higher than the aggregate carrying amount of the related assets and liabilities.

Closing of the transaction is subject to the approval from the relevant Competition Authorities and the Bank of Greece and is expected to close by the end of 2017.

Banca Romaneasca S.A.

On 27 July 2017 the Bank entered into a definitive agreement with OTP Bank Romania (“OTPR”) for the divestment to OTPR of its 99.28% stake in its Romanian subsidiary BROM. The agreed consideration for the sale amounts to €72 million.

Following the decision to dispose of its entire stake in BROM, the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the CGU and concluded to recognize an impairment loss of €95 million at Group level. At Bank level the corresponding impairment amounted to €67 million.

As at 30 June 2017 the negotiations with the buyer were at an advanced stage, hence the investment met the criteria to be classified as held for sale and discontinued operations.

Closing of the transaction is subject to approval from the National Bank of Hungary, the National Bank of Romania and anti-trust approvals.

Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”) and NBG Leasing d.o.o. Belgrade (“Serbian operations”)

On 5 August 2017 the Bank entered into a definitive agreement with OTP Bank Serbia (“OTPS”) for the divestment to OTPS of its 100% stake in Vojvodjanska and 100% stake in NBG Leasing doo, its subsidiaries in Serbia. The agreed consideration for the sale amounts to €125 million.

Following the decision to dispose of its entire stake in Serbian operations, the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the CGUs and concluded to recognize an impairment loss of €56 million at Group level. At Bank level the corresponding impairment amounted to €48 million.

As at 30 June 2017 the negotiations with the buyer were at an advanced stage, hence the investment met the criteria to be classified as held for sale and discontinued operations.

Closing of the transaction is subject to approval from the National Bank of Hungary, the National Bank of Serbia, and anti-trust approvals.

Notes to the Financial Statements

Group and Bank

Condensed income statement of discontinued operations (1)

	Group		Bank
	6 month period ended		6 month period ended
€ million	30.06.2017	30.06.2016	30.06.2017	30.06.2016

Net interest income	126	595	—	—
Net fee and commission income	32	175	—	—
Earned premia net of claims and commissions	41	41	—	—
Other income	19	20	50	—
Total income	218	831	50	—
Operating expenses	(130)	(467)	—	—
Provisions and impairments	(173)	(128)	(115)	(12)
Profit/(loss) before tax	(85)	236	(65)	(12)

Tax benefit/(expense)	(16)	(34)	—	—
Profit/(loss) for the period from discontinued operations	(101)	202	(65)	(12)
Profit/(Loss) on disposal (see Note 19)	34	(3,114)	356	—
Total profit/(loss) for the period from discontinued operations (attributable to NBG equity shareholders)	(67)	(2,912)	291	(12)

(1) Includes UBB, Interlease, S.A.B.A., Ethniki Hellenic General Insurance S.A., B.R.O.M., Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade while in 2016 Finansbank is also included.

   It does not include the expected gain from the disposal of National Insurance Company.

€ million	30.06.2017	30.06.2016

Cash Flows from discontinued operations
Net cash inflows/(outflows) from operating activities	(151)	(475)
Net cash inflows/(outflows) from investing activities	140	80
Net cash inflows/(outflows) from financing activities	(51)	96
Net Cash inflows /(outflows)	(62)	(299)

Analysis of non-current assets held for sale and liabilities associated with non-current assets held for sale

	Group		Bank
	30.06.2017(1)	31.12.2016(2)	30.06.2017(1)	31.12.2016(2)
Cash and balances with central banks	292	389	—	—
Due from banks	192	117	447	32
Financial assets at fair value through profit or loss	12	563	—	—
Derivative financial instruments	1	—	—	—
Loans and advances to customers	1,912	2,176	3	—
Investment securities	2,287	342	48	29
Investment property	92	13	—	—
Investments in subsidiaries	—	—	1,040	254
Equity method investments	—	9	—	—
Goodwill, software and other intangible assets	13	6	—	—
Property and equipment	136	22	—	—
Deferred tax assets	151	4	—	—
Insurance related assets and receivables	501	—	—	—
Current income tax advance	30	1	—	—
Other assets	62	83	—	—
Total assets	5,681	3,725	1,538	315

Liabilities
Due to banks	26	39	—	—
Derivative financial instruments	—	2	—	—
Due to customers	1,632	2,942	—	—
Other borrowed funds	5	2	—	—
Insurance related reserves and liabilities	2,224	—	—	—
Deferred tax liabilities	1	—	—	—
Retirement benefit obligations	10	5	—	—
Other liabilities	197	9	—	—
Total liabilities	4,095	2,999	—	—

(1) Includes S.A.B.A., Ethniki Hellenic General Insurance S.A., B.R.O.M., Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade

(2) Includes UBB, Interlease and S.A.B.A.

Notes to the Financial Statements

Group and Bank

NOTE 10:              Due to banks

“Due to Banks” includes the Bank’s funding from the Eurosystem. During the period ended 30 June 2017 the Bank’s funding was decreased to €8.4 billion from €12.3 billion at 31 December 2016 mainly due the proceeds from the disposal of UBB and Interlease of €0.8 billion (including dividends and repayment of funding) and from the sale of EFSF and ESM bonds of €3.4 billion.

NOTE 11:              Due to customers

	Group		Bank
	30.06.2017	31.12.2016	30.06.2017	31.12.2016
Deposits:
Individuals	30,353	32,171	28,730	29,354
Corporate	5,255	5,461	5,288	5,159
Government and agencies	2,716	2,827	2,709	2,813
Total	38,324	40,459	36,727	37,326

	Group		Bank
	30.06.2017	31.12.2016	30.06.2017	31.12.2016
Deposits:
Savings accounts	18,124	18,402	17,937	18,037
Current & Sight accounts	7,003	7,705	6,918	7,232
Time deposits	12,363	13,448	11,038	11,159
Other deposits	788	858	788	852
	38,278	40,413	36,681	37,280
Securities sold to customers under agreements to repurchase	46	46	46	46
	46	46	46	46
Total	38,324	40,459	36,727	37,326

Included in time deposits are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 30 June 2017, these deposits amount to €667 million (2016: €527 million) for the Group and the Bank.

During the six month period ended 30 June 2017, €1.6 billion due to customers were reclassified as liabilities associated with non-current assets held for sale (see Note 9).

NOTE 12:              Debt securities in issue and other borrowed funds

The major transactions regarding debt securities in issue and other borrowed funds from 1 January 2017 to 30 June 2017 are as follows:

NBG through Sinepia d.a.c. proceeded with the partial redemption of class A1, A2, A3 and A4 notes held by third parties of €87 million, €21 million, €29 million and €46 million, respectively, because the Notes are subject to mandatory redemption in whole or in part on each interest payment date (i.e. on a quarterly basis) and only to the extent that the issuer has funds available for such purpose after making payment of any prior ranking liabilities in accordance with the agreement in force. The outstanding amounts of Sinepia d.a.c. Class A1, A2, A3, A4, M and Z notes as at 30 June 2017 are as follows:

Notes to the Financial Statements

Group and Bank

Issuer	Description	Type of collateral	Issue date	Maturity date	Outstanding amount in million €	Own held by the Group (nominal amount) in million €	Interest rate
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class A1	SME loans	8 August 2016	July 2035	36	—	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class A2	SME loans	8 August 2016	July 2035	8	—	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class A3	SME loans	8 August 2016	July 2035	12	—	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class A4	SME loans	8 August 2016	July 2035	21	2	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class M	SME loans	8 August 2016	July 2035	259	259	Paid quarterly at a rate of three month Euribor plus a margin of 300 bps
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class Z	SME loans	8 August 2016	July 2035	65	65	Paid quarterly at a rate of three month Euribor plus a margin of 500 bps

NOTE 13:              Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement, taking into account that at 30 June 2017 the Group and the Bank has provided for cases under litigation the amount of €71 million and €66 million respectively (31 December 2016: €91 million and €69 million).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated Statement of Financial Position. The Bank has been audited by the tax authorities up to and including the year 2010. The tax audit certificates for the years 2011, 2012, 2013, 2014 and 2015 were unqualified and issued by the independent auditor, Deloitte Certified Public Accountants S.A., on 27 July 2012, 27 September 2013, 10 July 2014, 30 October 2015 and 30 September 2016 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013 while the tax audit for the year 2016 is currently in progress. Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for 2011-2016. For the subsidiaries and associates regarding unaudited tax years refer to Note 20.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Notes to the Financial Statements

Group and Bank

	Group		Bank
	30.06.2017	31.12.2016	30.06.2017	31.12.2016

Commitments to extend credit*	7	8	7	8
Standby letters of credit and financial guarantees written	2,886	2,910	3,358	3,340
Commercial letters of credit	305	239	297	226
Total	3,198	3,157	3,662	3,574

* Commitments to extend credit at 30 June 2017 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed.Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 30 June 2017 are €6,058 million (2016: €5,768 million) and €5,665 million for the Bank (2016: €5,268 million)

d. Assets pledged

	Group		Bank
	30.06.2017	31.12.2016	30.06.2017	31.12.2016
Assets pledged as collateral	17,568	22,603	17,568	22,603

As at 30 June 2017, the Group has pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €8,314 million;

•                  loans and advances to customers amounting to €7,053 million; and

•                  covered bonds of a nominal value of €2,200 million backed with mortgage loans of total value of €3,739 million.

In addition to the pledged items presented in the table above, as at 30 June 2017, the group has pledged an amount of €321 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic, as well as Hellenic Republic Treasury bills of €181 million for trade finance purposes.

e. Operating lease commitments

	Group		Bank
	30.06.2017	31.12.2016	30.06.2017	31.12.2016

No later than 1 year	22	26	76	82
Later than 1 year and no later than 5 years	51	55	291	296
Later than 5 years	18	20	1,198	1,239
Total	91	101	1,565	1,617

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its statutory right to terminate the leases, as provided by the Greek Commercial Leases Law, for 15 or 25 years, depending on the property and subject to a flexibility mechanism.

Notes to the Financial Statements

Group and Bank

NOTE 14:                                      Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 June 2017 and 31 December 2016 was 9,147,151,527, with a nominal value of 0.30 Euro.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 30 June 2017 are as follows:

	Group
	# of shares	Par value In Euro	Share capital	Share premium	Total

Ordinary shares	9,147,151,527	0.30	2,744	13,866	16,610
Total share capital			2,744	13,866	16,610

Treasury shares

Treasury shares transactions are conducted by the Group subsidiary, NBG Securities S.A. and are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2016	2,001,463	1
Purchases	150,099,503	34
Sales	(149,689,971)	(34)
At 31 December 2016	2,410,995	1

Purchases	44,317,574	12
Sales	(44,511,535)	(12)
At 30 June 2017	2,217,034	1

NOTE 15:                                      Tax effects relating to other comprehensive income / (expense) for the period

	6 month period ended			6 month period ended
	30.06.2017			30.06.2016
Group	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	46	—	46	58	(7)	51
Less: Reclassification adjustments included in the income statement	(1)	—	(1)	(23)	1	(22)
Gain reclassified to income statement on disposal of Finansbank	—	—	—	(13)	3	(10)
Gain reclassified to income statement on disposal of UBB	(24)	2	(22)	—	—	—
Available-for-sale securities	21	2	23	22	(3)	19
Currency translation differences	(27)	—	(27)	(140)	—	(140)
Loss reclassified to income statement on disposal of Finansbank	—	—	—	2,742	—	2,742
Currency translation differences	(27)	—	(27)	2,602	—	2,602
Cash flow hedge	—	—	—	(56)	11	(45)
Loss reclassified to income statement on disposal of Finansbank	—	—	—	31	(6)	25
Cash flow hedge	—	—	—	(25)	5	(20)
Net investment hedge	2	—	2	—	—	—
Loss reclassified to income statement on disposal of Finansbank	—	—	—	338	—	338
Net investment hedge	2	—	2	338	—	338
Total of items that may be reclassified subsequently to profit or loss	(4)	2	(2)	2,937	2	2,939
Items that will not be reclassified subsequently to profit or loss:
Other comprehensive income / (expense) for the period	(4)	2	(2)	2,937	2	2,939

Notes to the Financial Statements

Group and Bank

	6 month period ended			6 month period ended
	30.06.2017			30.06.2016
Bank	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	42	—	42	10	—	10
Less: Reclassification adjustments included in the income statement	6	—	6	(1)	—	(1)
Available-for-sale securities	48	—	48	9	—	9
Currency translation differences	(5)	—	(5)	—	—	—
Cash flow hedge	1		1	—	—	—
Total of items that may be reclassified subsequently to profit or loss	44	—	44	9	—	9
Items that will not be reclassified subsequently to profit or loss:
Other comprehensive income / (expense) for the period	44	—	44	9	—	9

NOTE 16:                                      Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 6-month period ended 30 June 2017 and 30 June 2016 and the significant balances outstanding at 30 June 2017 and 31 December 2016 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features.

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 30 June 2017, loans, deposits/liabilities and letters of guarantee, at Group level, amounted to €5 million, €5 million and NIL respectively (31 December 2016: €6 million, €5 million and NIL respectively), whereas the corresponding figures at Bank level amounted to €5 million, €4 million and NIL respectively (31 December 2016: €6 million, €4 million and NIL respectively).

Total compensation to related parties amounted to €4 million (30 June 2016: €14 million of which €5 million from continuing operations) for the Group and to €3 million (30 June 2016: €4 million) for the Bank, mainly relating to short-term benefits and in particular salaries and social security contributions.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group
	30.06.2017	31.12.2016

Assets	16	15
Liabilities	9	13
Letters of guarantee, contingent liabilities and other off balance sheet accounts	1	2

	6 month period ended
	30.06.2017	30.06.2016

Interest, commission and other income	2	11
Interest, commission and other expense	1	3

Notes to the Financial Statements

Group and Bank

	Bank
	30.06.2017			31.12.2016
	Subsidiaries	Associates & Joint Ventures	Total	Subsidiaries	Associates & Joint Ventures	Total

Assets	1,901	16	1,917	2,020	15	2,035
Liabilities	1,189	9	1,198	1,128	9	1,137
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2,809	1	2,810	2,810	2	2,812

	6 month period ended 30.06.2017			6 month period ended 30.06.2016

Interest, commission and other income	34	—	34	53	—	53
Interest, commission and other expense	45	1	46	47	1	48

c. Transactions with other related parties

The total receivables of both, the Group and the Bank, from the employee benefits related funds as at 30 June 2017 amounted to €753 million (31 December 2016: €723 million). The interest income for the Group amounted to NIL.

The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2017, amounted to €115 million and €35 million respectively (31 December 2016: €146 million and €65 million respectively).

d. Hellenic Financial Stability Fund

Taking into consideration the HFSF Law, the Relationship Framework Agreement (“RFA”) between the Bank and the HFSF that was signed in December 2015, the fact that HFSF holds 40.4% of the Bank’s ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank’s Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. On 9 December 2016, the Bank paid to HFSF €165 million relating to the coupon of the contingent convertible bonds (“CoCos”). On 15 December 2016, the Bank proceeded to the repayment of the CoCos amounting to €2,029 million which had been issued in December 2015 and were held by the HFSF. Also, on the same date the Bank paid the accrued interest for the period 9-15 December 2016 amounting to €3 million. Other than the ordinary shares issued by the Bank and held by HFSF and the transactions presented above, no material transactions or balances exist with HFSF.

NOTE 17:                                      Capital adequacy

In June 2013, the European Parliament and the Council of Europe issued Directive 2013/36/EU and Regulation (EU) No 575/2013 (known as CRD IV and CRR respectively), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transported into Greek Law by virtue of Greek Law 4261/2014 and Regulation (EU) No 575/2013 has been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions. In addition, Directive 2013/36/EU provides (Art. 97 et seq.) that Competent Authorities regularly carry out the Supervisory Review and Evaluation process (“SREP”), to assess and measure risks not covered, or not fully covered, under Pillar 1 and determine additional capital and liquidity requirements (Pillar 2 requirements). SREP is conducted under the lead of the ECB. The SREP decision is tailored to each bank’s individual profile.

The table below summarises Pillar 1 & 2 capital requirements for NBG Group for 2017:

	CET1 Capital Requirements	Total Capital Requirements
Pillar 1	4.5%	8.0%
Pillar 2	3.0%	3.0%
Capital Conservation Buffer (2017)	1.25%	1.25%
Total	8.75%	12.25%

Notes to the Financial Statements

Group and Bank

The capital adequacy ratios for the Group and the Bank, according to the CRD IV transitional provisions, are presented in the table below:

	Group		Bank
	30.06.2017	31.12.2016	30.06.2017	31.12.2016

Common Equity Tier 1	16.5%	16.3%	16.6%	16.3%
Tier I	16.5%	16.3%	16.6%	16.3%
Total	16.6%	16.3%	16.6%	16.3%

DTC Law

Article 27A of Law 4172/2013, (“DTC Law”), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert deferred tax assets (“DTAs”) arising from (a) private sector initiative (“PSI”) losses, (b) accumulated provisions for credit losses recognized as at 30 June 2015, (c) losses from final write off or the disposal of loans and (d) accounting write offs, which will ultimately lead to final write offs and losses from disposals, to a receivable (“Tax Credit”) from the Greek State. Items (c) and (d) above were added with Law 4465/2017 enacted on 29 March 2017. The same Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to 30 June 2015 less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue warrants to the Greek State conversion rights for an amount of 100% of the Tax Credit in favour of the Greek State that was not offset against income taxes payable and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favour of the Greek State. This legislation allows credit institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution’s capital position.

Furthermore, Law 4465/2017 amended article 27 “Carry forward losses” by introducing an amortization period of 20 years for losses due to loan write offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 30 June 2017, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.8 billion (2016: EUR 4.8 billion). The conditions for conversion rights were not met in the year ended 31 December 2016 and no conversion rights are deliverable in 2017.

NOTE 18:                                      Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s financial position at fair value and the fair value is materially different from the carrying amount.

Notes to the Financial Statements

Group and Bank

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	30.6.2017	30.6.2017

Financial Assets
Loans and advances to customers	38,749	36,268
Held-to-maturity investment securities	161	163
Loans-and-receivables investment securities	6,523	6,062

Financial Liabilities
Due to customers	37,657	37,694
Debt securities in issue	350	350
Other borrowed funds	173	173

	Carrying amounts	Fair values
	31.12.2016	31.12.2016

Financial Assets
Loans and advances to customers	41,643	38,992
Held-to-maturity investment securities	149	245
Loans-and-receivables investment securities	10,099	9,607

Financial Liabilities
Due to customers	39,932	39,894
Debt securities in issue	536	535
Other borrowed funds	137	137

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values
	30.6.2017	30.6.2017

Financial Assets
Loans and advances to customers	36,959	34,478
Held-to-maturity investment securities	167	169
Loans-and-receivables investment securities	6,431	5,970

Financial Liabilities
Due to customers	36,060	36,097
Other borrowed funds	75	75

	Carrying amounts	Fair values
	31.12.2016	31.12.2016

Financial Assets
Loans and advances to customers	38,166	35,515
Held-to-maturity investment securities	84	68
Loans-and-receivables investment securities	9,872	9,365

Financial Liabilities
Due to customers	36,799	36,760
Other borrowed funds	258	256

The following methods and assumptions were used to estimate the fair values of the above financial instruments 30 June 2017 and 31 December 2016:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Notes to the Financial Statements

Group and Bank

Held-to-maturity and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity and credit quality debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s statement of financial position at fair value by fair value measurement level at 30 June 2017 and 31 December 2016:

Financial instruments measured at fair value - Group

	Fair value measurement using
As at 30 June 2017	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	409	1,529	—	1,938
Derivative financial instruments	16	3,539	46	3,601
Available-for-sale investment securities	156	590	8	754
Total	581	5,658	54	6,293

Liabilities
Due to customers designated as at fair value through profit or loss	—	667	—	667
Derivative financial instruments	1	4,112	8	4,121
Other liabilities	—	51	—	51
Total	1	4,830	8	4,839

	Fair value measurement using
As at 31 December 2016	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	299	1,572	8	1,879
Derivative financial instruments	11	4,437	34	4,482
Available-for-sale investment securities	971	1,624	9	2,604
Insurance related assets and receivables	173	117	—	290
Total	1,454	7,750	51	9,255

Liabilities
Due to customers designated as at fair value through profit or loss	—	527	—	527
Derivative financial instruments	5	5,142	22	5,169
Total	5	5,669	22	5,696

Notes to the Financial Statements

Group and Bank

Financial instruments measured at fair value - Bank

	Fair value measurement using
As at 30 June 2017	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	392	1,529	—	1,921
Derivative financial instruments	16	3,538	35	3,589
Available-for-sale investment securities	151	343	8	502
Total	559	5,410	43	6,012

Liabilities
Due to customers designated as at fair value through profit or loss	—	667	—	667
Derivative financial instruments	1	4,110	8	4,119
Other liabilities	—	51	—	51
Total	1	4,828	8	4,837

	Fair value measurement using
As at 31 December 2016	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	278	1,565	8	1,851
Derivative financial instruments	11	4,436	19	4,466
Available-for-sale investment securities	47	168	9	224
Total	336	6,169	36	6,541

Liabilities
Due to customers designated as at fair value through profit or loss	—	527	—	527
Derivative financial instruments	5	5,139	22	5,166
Total	5	5,666	22	5,693

The tables below present the fair values for the assets and liabilities classified as held-for-sale in the Group’s Statement of Financial Position and are measured at fair value for 30 June 2017 and 31 December 2016:

Held for Sale Operations - Financial instruments measured at fair value

	Fair value measurement using
As at 30 June 2017	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	4	8	—	12
Derivative financial instruments	—	1	—	1
Available-for-sale investment securities	900	1,113		2,013
Insurance related assets and receivables	163	127	—	290
Total	1,067	1,249	—	2,316

Held for Sale Operations - Financial instruments measured at fair value

	Fair value measurement using
As at 31 December 2016	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	—	563	—	563
Available-for-sale investment securities	3	329	6	338
Total	3	892	6	901

Liabilities
Derivative financial instruments	—	2	—	2
Total	—	2	—	2

Notes to the Financial Statements

Group and Bank

Transfers between Level 1 and Level 2

No transfers of financial instruments between Level 1 and Level 2 occurred in 2017.

Level 3 financial instruments

Level 3 financial instruments at 30 June 2017 and 31 December 2016 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 30 June 2017 and 31 December 2016, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the periods ended 30 June 2017 and 31 December 2016, transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Reconciliation of fair value measurements in Level 3 — Group

	2017
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for-sale investment securities
Balance at 1 January	8	12	9
Gain / (losses) included in Income statement	—	25	(1)
Purchases	—	2	—
Settlements	(8)	—	—
Transfer into/ (out of) level 3	—	(2)	—
Balance at 30 June	—	37	8

	2016
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for-sale investment securities
Balance at 1 January	13	7	48
Gain / (losses) included in Income statement		(16)	(37)
Gain / (losses) included in OCI	—	—	4
Purchases	—	2	—
Transfer into/ (out of) level 3	—	(10)	—
Balance at 30 June	13	(17)	15

Reconciliation of fair value measurements in Level 3— Bank

	2017
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for-sale investment securities
Balance at 1 January	8	(3)	9
Gain / (losses) included in Income statement	—	30	(1)
Purchases	—	2	—
Settlements	(8)	—	—
Transfer into/ (out of) level 3	—	(2)	—
Balance at 30 June	—	27	8

Notes to the Financial Statements

Group and Bank

	2016
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for-sale investment securities
Balance at 1 January	13	7	32
Gain / (losses) included in Income statement	—	(16)	(26)
Gain / (losses) included in OCI	—	—	2
Purchases	—	2	—
Sales	—	—	—
Transfer into/ (out of) level 3	—	(10)	—
Balance at 30 June	13	(17)	8

Gains or losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to NIL for both the Group and the Bank for the period ended 30 June 2017 and 30 June 2016.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments amount for the period ended 30 June 2017, for both the Group and the Bank Nil and €18 million respectively (30 June 2016: Nil, €(16)million respectively).

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Quantitative Information about Level 3 Fair Value Measurements 30 June 2017

	Fair Value		Significant Unobservable	Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Input	Low		High
Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
Interest Rate Derivatives	4	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	5	Discounted Cash Flows	FX Pair Correlation	-50.00%		100.00%
Other Derivatives	13	Monte Carlo Simulation	Volatility of Stock Price	39.00%		39.00%
	15	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	70	bps	1000	bps

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements 31 December 2016

	Fair Value		Significant Unobservable	Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Input	Low		High
Financial assets at fair value through profit or loss	8	Price Based	Price	101.24		101.24
Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
Interest Rate Derivatives	6	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	-1	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	12.60%		99.30%
	4	Discounted Cash Flows	FX Pair Correlation	-50.00%		99.50%
Other Derivatives	16	Monte Carlo Simulation	Volatility of Stock price	39.00%		39.00%
	-13	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	70	bps	70	bps

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors. Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Other derivatives include derivatives for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Notes to the Financial Statements

Group and Bank

NOTE 19:                                      Acquisitions, disposals and other capital transactions

Sale of Bulgarian Operations

On 13 June 2017, the Group disposed of its Bulgarian Operations to KBC Bank NV (“KBC”). The consideration was €610 million. The transaction included the transfer of NBG’s 99.91% stake in United Bulgarian Bank AD (“UBB”) and 100% stake in Interlease EAD (“Interlease”). In addition, KBC repaid the €26 million of subordinated debt that NBG had extended to UBB and the €70 million of loans that the group had extended to Interlease.

Period ended 30 June 2017
Assets
Cash and balances with central banks	61
Due from other banks	630
Trading securities	584
Loans and advances to customers	2,005
Investment securities	335
Investment property	15
Equity method investments	6
Intangible assets	4
Property, plant and equipment	23
Deferred tax assets	2
Other assets	87
Total assets	3,752

Liabilities
Due to other banks	169
Derivative financial instruments	2
Due to customers	2,944
Other borrowed funds	28
Retirement benefit obligations	6
Other liabilities	15
Total liabilities	3,164
Net Assets disposed of	588

Gain on disposal of Bulgarian Operations

Period ended 30 June 2017
Consideration received less costs to sell	599
Net Assets disposed of	(588)
Non-controlling interests	1
Cumulative gain on available-for-sale financial assets reclassified from equity to profit or loss	22
Gain on disposal	34

The gain on disposal is included in the Profit / (loss) for the period from discontinued operations (see Note 9).

Net cash inflow on disposal of Bulgarian Operations

Period ended 30 June 2017
Consideration received in cash and cash equivalents less costs to sell	599
Less: Cash and cash equivalent balances disposed of	(220)
Net consideration	379
Repayment by KBC of subordinated debt and loans that NBG Group had extended to Bulgarian Operations	96
Net cash inflow	475

Furthermore, in the context of the disposal of Bulgarian Operations, Ethniki Hellenic General Incurance SA disposed of its 20% and 30% stake in UBB Insurance Broker AD and UBB-Metlife Life insurance Company AD, respectively, for €10.5 million and the gain amounted to €7 million. The gain is included in the Profit / (loss) for the period from discontinued operations (see Note 9).

Sale of Finansbank

On 15 June 2016, the Group disposed of Finansbank A.Ş. to Qatar National Bank S.A.Q. (“QNB”). The consideration was €2,750 million. The transaction included the transfer of NBG’s 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatırım Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the $910 million of subordinated debt that NBG had extended to Finansbank.

Notes to the Financial Statements

Group and Bank

Analysis of assets and liabilities over which control was lost

Year ended 31 December 2016
Assets
Cash and balances with central banks	3,663
Due from other banks	168
Trading securities	24
Derivative financial instruments	1,375
Loans and advances to customers	18,875
Investment securities	3,152
Deferred tax assets	28
Other assets	373
Total assets	27,658

Liabilities
Due to other banks	3,090
Derivative financial instruments	646
Due to customers	15,312
Debt securities in issue	1,547
Other borrowed funds	3,039
Retirement benefit obligations	44
Current income taxes	20
Other liabilities	1,200
Total liabilities	24,898
Net Assets disposed of	2,760

Loss on disposal of Finansbank

Year ended 31 December 2016
Consideration received less costs to sell	2,724
Net Assets disposed of	(2,760)
Non-controlling interests	10
Cumulative exchange loss in respect of the net assets of Finansbank reclassified from equity to profit or loss	(2,742)
Cumulative gain on available-for-sale financial assets of Finansbank reclassified from equity to profit or loss	10
Cumulative loss of cash flow hedging of derivatives of Finansbank reclassified from equity to profit or loss	(25)
Cumulative loss of hedging of net investment in Finansbank reclassified from equity to profit or loss	(338)
Loss on disposal	(3,120)

The loss on disposal is included in the loss for the period from discontinued operations (see Note 9).

Net cash inflow on disposal of Finansbank

Year ended 31 December 2016
Consideration received in cash and cash equivalents less costs to sell	2,724
Less: Cash and cash equivalent balances disposed of	(710)
Net consideration	2,014
Repayment by QNB of subordinated debt that NBG had extended to Finansbank	828
Net cash inflow	2,842

Other transactions

On 19 January 2017, the Boards of Directors of the Bank, NBG Training Center S.A. and Bancassurance (wholly owned subsidiaries of the Bank), agreed the merger of the three companies through absorption of the two latter by the Bank. The merger date was agreed to be 31 January 2017 and accounted for at carrying values. On 27 June 2017 the Boards of Directors of the companies approved the Draft Merger Agreement.

On 20 January 2017, following the decision of AEEGA BoD on 13 January 2017, the Group’s subsidiary National Insurance Brokers S.A. was disposed of for a consideration of €1.2 million.

NOTE 20:                                      Group companies

NBG Pangaea REIC is a subsidiary of the NBG Group although the Group owns a 32.66% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of NBG Pangaea REIC, which have the power to direct the relevant

Notes to the Financial Statements

Group and Bank

activities of NBG Pangaea REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of NBG Pangaea REIC unilaterally and hence the Group has control over NBG Pangaea REIC.

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.06.2017	31.12.2016	30.06.2017	31.12.2016

National Securities S.A.	Greece	2009-2016	100.00%	100.00%	100.00%	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2016	100.00%	100.00%	100.00%	98.10%
Ethniki Leasing S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A. (4)	Greece	—	—	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2016	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A. (1)	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.(1) (2)	Greece	2010-2016	70.00%	70.00%	—	—
National Insurance Brokers S.A. (3)	Greece	—	—	95.00%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.(4)	Greece	—	—	100.00%	—	100.00%
KADMOS S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2016	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2016	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A.	Greece	2010-2016	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC	Greece	2010-2016	32.66%	32.66%	32.66%	32.66%
Karolou S.A.	Greece	2010-2016	32.66%	32.66%	—	—
FB Insurance Agency Inc (2)	Greece	2012-2016	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C	Greece	2010-2016	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(2)	Greece	2010-2016	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A.	Greece	2009-2016	84.71%	84.71%	84.52%	84.52%
NBG Insurance Brokers S.A.	Greece	2010-2016	99.98%	99.98%	99.90%	99.90%
NBG Malta Holdings Ltd	Malta	2006-2016	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2016	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)(5)	Bulgaria	—	—	99.91%	—	99.91%
UBB Asset Management Inc.(5)	Bulgaria	—	—	99.92%	—	—
UBB Insurance Broker A.D. (5)	Bulgaria	—	—	99.93%	—	—
UBB Factoring E.O.O.D.(5)	Bulgaria	—	—	99.91%	—	—
Interlease E.A.D., Sofia (5)	Bulgaria	—	—	100.00%	—	100.00%
Interlease Auto E.A.D. (5)	Bulgaria	—	—	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.(5)	Bulgaria	—	—	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2016	100.00%	100.00%	—	—
Bankteco E.O.O.D.	Bulgaria	2016	100.00%	100.00%	100.00%	100.00%
Banca Romaneasca S.A.	Romania	2011-2016	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2012-2016	100.00%	99.33%	100.00%	6.43%
S.C. Garanta Asigurari S.A.(1)	Romania	2003-2016	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2016	100.00%	100.00%	—	—
Egnatia Properties S.A.	Romania	2011-2016	32.66%	32.66%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2011-2016	100.00%	100.00%	100.00%	100.00%
NBG Leasing d.o.o. Belgrade(1)	Serbia	2004-2016	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade(1)	Serbia	2009-2016	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014-2016	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2011-2016	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2016	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2012-2016	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd(1)	Cyprus	2004-2016	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd(1)	Cyprus	2004-2016	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd(1)	Cyprus	2004-2016	100.00%	100.00%	—	—
Quadratix Ltd	Cyprus	2016	32.66%	32.66%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)(1)	S. Africa	2016	99.82%	99.81%	61.18%	65.71%
NBG Asset Management Luxemburg S.A.	Luxembourg	2016	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2003-2016	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2003-2016	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2003-2016	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2016	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2016	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
Titlos Plc (Special Purpose Entity)	U.K.	2016	—	—	—	—
Spiti Plc (Special Purpose Entity) (6)	U.K.	—	—	—	—	—
Autokinito Plc (Special Purpose Entity)(6)	U.K.	—	—	—	—	—
Agorazo Plc (Special Purpose Entity)(6)	U.K.	—	—	—	—	—
SINEPIA Designated Activity Company (Special Purpose Entity)	Ireland	—	—	—	—	—
NBGI Private Equity S.A.S.	France	2003-2016	100.00%	100.00%	—	—
NBG International Holdings B.V.	The Netherlands	2016	100.00%	100.00%	100.00%	100.00%
Nash S.r.L.	Italy	2012-2016	32.66%	32.66%	—	—
Fondo Picasso	Italy	2012-2016	32.66%	32.66%	—	—
Banka NBG Albania Sh.a.	Albania	2013-2016	100.00%	100.00%	100.00%	100.00%

(1) Ethniki Hellenic General Insurance S.A. and its subsidiaries, Banca Romaneasca S.A., Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade and its subsidiary, and The South African Bank of Athens Ltd (S.A.B.A.), have been reclassified to Non-current Assets held for sale. (See Note 9).

(2) Companies under liquidation.

(3) National Insurance Brokers S.A. was disposed of in January 2017.

(4) On 19 January 2017, the Board of Directors of the Bank, NBG Training Center S.A. and NBG Bancassurance S.A. agreed the merger of the three companies through absorption of the two latter by the Bank.

(5) The transfer of the Group’s entire stake in United Bulgarian Bank A.D., Interlease E.A.D. and their subsidiaries, was completed on 13 June 2017 (See Note 19)

(6) SPVs Spiti Plc, Autokinito Plc, and Agorazo Plc were disolved in June 2017.

The Group’s and Bank’s equity method investments are as follows:

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
	Country	unaudited	30.06.2017	31.12.2016	30.06.2017	31.12.2016

Social Security Funds Management S.A.	Greece	2010-2016	20.00%	20.00%	20.00%	20.00%
Larco S.A.	Greece	2009-2016	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.	Greece	2011-2016	21.21%	21.21%	21.21%	21.21%
Teiresias S.A.	Greece	2010-2016	39.93%	39.93%	39.93%	39.93%
Planet S.A.	Greece	2009-2016	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2016	21.83%	21.83%	21.83%	21.83%
SATO S.A.	Greece	2006-2016	23.74%	23.74%	23.74%	23.74%
Olganos S.A.	Greece	2014-2016	33.60%	33.60%	33.60%	33.60%
UBB Metlife Life Insurance Company A.D.(1)	Bulgaria	—	—	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)(1)	Bulgaria	—	—	19.98%	—	—

(1) Reclassified to Non-Current Assets held for sale in 2016 and disposed in 2017 in the context of the disposal of United Bulgarian Bank A.D.

NOTE 21:                                      Events after the reporting period

The events after the reporting period are disclosed in Notes 2.2, and 9.

NOTE 22:                                      Reclassification of financial assets

In 2015, the Group and the Bank reclassified certain available-for-sale securities as loans-and-receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group and the Bank have the intention and ability to hold them for the foreseeable future or until maturity. On 30 June 2017, the carrying amount and fair value of the reclassified bonds which are still held by the Group and the Bank is €388 million and €465 million respectively. During the period ended 30 June 2017, the Group and the Bank recognised interest income of €20 million and loss charged in the income statement of €18 million. Had these securities not been reclassified, other comprehensive income of the Group and the Bank, net of tax, for the period ended 30 June 2017, would have been higher by €31 million.

In 2010, the Group and the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2017, the carrying amount of the securities reclassified in 2010 and still held by the Group and the Bank is €947 million. The fair value of these securities on 30 June 2017 is €361 million. During the period ended 30 June 2017, the Group and the Bank recognized interest income of €6 million and loss in the income statement of €62 million. Had these securities not been reclassified, the other comprehensive income, net of tax, for the period ended 30 June 2017 would have been lower by €16 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: September 1st, 2017

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: September 1st, 2017

Director, Financial Division